FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations (as of March 31, 2006 except as otherwise indicated)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes: (1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations should review the entire Annual Report for additional commentary and information. Additional information relating to the Company, including its annual information form, can be found on SEDAR at www.sedar.com, which can also be accessed from the company’s website www.fairfax.ca.

(2)	Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of these measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures; these measures include tables showing the company’s sources of net earnings with Cunningham Lindsey equity accounted. Where non-GAAP measures are provided, descriptions are clearly provided in the commentary as to the nature of the adjustments made.

(3)	The combined ratio – which may be calculated differently by different companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned) – is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure.

(4)	References to other documents or certain websites do not constitute incorporation for reference in this MD&A of all or any portion of those documents or websites.

(5)	References in this MD&A to Fairfax’s insurance and reinsurance operations do not include Fairfax’s runoff and other operations.
Restatement of Consolidated Financial Statements
As disclosed in note 2 to the consolidated financial statements, the company has restated its previously reported consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures. The restatement of the company’s consolidated financial statements followed an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re Cover and the 2006 third quarter review and that identified an overstatement of the consolidated net assets of the company as at December 31, 2005 and 2004 and errors in accounting in the periodic consolidated earnings statements. The effects of the restatement are reflected in the company’s consolidated financial statements and accompanying notes included herein. Accordingly, where appropriate the effects of the restatement, including the correction of all errors are reflected in management’s discussion and analysis.
In connection with the restatement, management identified material weaknesses in its internal control over financial reporting which management concluded existed at December 31, 2005. See Management’s Report on Internal Control Over Financial Reporting presented on page 118.

Sources of Revenue
Revenue reflected in the consolidated financial statements for the past three years is shown in the table below (claims adjusting fees are from Cunningham Lindsey).

	2005	2004	2003
Net premiums earned
Insurance – Canada (Northbridge)	959.2	939.0	703.2
Insurance – U.S.	1,053.1	1,027.6	991.7
Insurance – Asia (Fairfax Asia)	68.2	57.8	37.2
Reinsurance (OdysseyRe)	2,275.9	2,323.2	1,971.9
Runoff and other	336.1	456.7	534.6

	4,692.5	4,804.3	4,238.6
Interest and dividends	466.1	375.7	331.9
Realized gains	385.7	313.6	831.8
Claims fees	356.2	336.1	328.9

	5,900.5	5,829.7	5,731.2

Revenue in 2005 increased to $5,900.5 from $5,829.7 in 2004, principally as a result of increased investment income and net realized gains, offset by lower earned premiums. During 2005, net premiums written by Northbridge, Crum & Forster and OdysseyRe, expressed in local currency, decreased 5.0%, 0.3% and 1.9%, respectively, from 2004. Consolidated net premiums written in 2005 decreased by 1.9% to $4,694.6 from $4,785.7 in 2004. Net premiums earned from the insurance and reinsurance operations increased by 0.2% to $4,356.4 in 2005 from $4,347.6 in 2004.
Claims fees for 2005 increased by 6.0% over 2004, principally reflecting growth in international and U.S. revenues offset by declining revenues in Europe (including foreign exchange movements against the U.S. dollar).
As shown in note 19 to the consolidated financial statements, on a geographic basis, United States, Canadian, and Europe and Far East operations accounted for 53.3%, 24.8% and 21.9%, respectively, of net premiums earned in 2005 compared with 57.6%, 21.6% and 20.8%, respectively, in 2004.
The significant changes in net premiums earned for 2005 compared with 2004 in the various geographic areas were caused by the following factors:

(a)	The growth in Canadian net premiums earned from $1,036.8 in 2004 to $1,163.3 in 2005 was due primarily to the strengthening of the Canadian dollar against the U.S. dollar in respect of the Northbridge premiums and to increased Canadian-based business in Group Re.

(b)	The decrease in U.S. net premiums earned by Runoff and Group Re from $277.4 in 2004 to $68.7 in 2005 was due primarily to a reduction of earned premiums in U.S. runoff and less third party reinsurance business in Group Re.

(c)	The increase in Europe and Far East net premiums earned by Runoff and Group Re from $24.4 in 2004 to $46.0 in 2005 was due primarily to the acquisition of Compagnie de Réassurance d’Ile de France by the Runoff group.
Net Earnings
Combined ratios and sources of net earnings (with Cunningham Lindsey equity accounted) for the past three years are as set out beginning on page 54. Commentary on combined ratios and

FAIRFAX FINANCIAL HOLDINGS LIMITED

on operating income on a segment by segment basis is provided under Underwriting and Operating Income beginning on page 61.
The following table shows the combined ratios and underwriting and operating results for each of the company’s insurance and reinsurance operations and, as applicable, for its runoff and other operations, as well as the earnings contributions from its claims adjusting, appraisal and loss management services. In that table, interest and dividends and realized gains on the consolidated statements of earnings are broken out so that those items are shown separately as they relate to the insurance and reinsurance operating results, and are comprised in Runoff and other as they relate to that segment.

	2005	2004	2003
Combined ratios (1)(2)
Insurance – Canada (Northbridge)	92.9%	87.7%	92.6%
– U.S.	100.9%	105.4%	102.7%
– Asia (Fairfax Asia)	93.0%	91.9%	96.0%
Reinsurance (OdysseyRe)	117.5%	97.0%	96.5%

Consolidated	107.7%	96.9%	97.4%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	68.2	115.5	52.3
– U.S.	(9.1)	(55.0)	(27.1)
– Asia (Fairfax Asia)	4.8	4.7	1.5
Reinsurance (OdysseyRe)	(397.8)	69.6	68.4

Underwriting income (loss)	(333.9)	134.8	95.1
Interest and dividends	345.4	301.4	214.1

Operating income	11.5	436.2	309.2
Realized gains	324.1	171.1	520.5
Runoff and other	(618.4)	(70.0)	(102.0)
Claims adjusting (Fairfax portion)	5.4	(15.4)	(12.3)
Interest expense	(184.6)	(163.4)	(146.4)
Corporate overhead and other	(8.4)	(74.1)	(33.0)

Pre-tax income (loss)	(470.4)	284.4	536.0
Taxes	68.9	(146.5)	(180.1)
Non-controlling interests	(45.1)	(84.8)	(67.3)

Net earnings (loss)	(446.6)	53.1	288.6

(1)	The 2005 combined ratios include 7.9 combined ratio points for Canadian insurance, 8.9 combined ratio points for U.S. insurance, 19.2 combined ratio points for reinsurance and 14.0 consolidated combined ratio points, arising from the 2005 hurricane losses.

(2)	The 2004 combined ratios include 2.9 combined ratio points for Canadian insurance, 9.4 combined ratio points for U.S. insurance, 4.2 combined ratio points for reinsurance and 5.1 consolidated combined ratio points, arising from the 2004 third quarter hurricane losses.
The company’s insurance and reinsurance operations incurred an underwriting loss of $333.9, reflecting the impact of $609.9 of net losses from Hurricanes Katrina, Rita and Wilma (“the 2005 hurricanes”). Prior to giving effect to these losses, those operations would have generated an underwriting profit of $276.0. The consolidated combined ratio of the company’s insurance and reinsurance operations was 107.7%. Prior to giving effect to the 2005 hurricane losses, those operations would have had a consolidated combined ratio of 93.7%, reflecting continued strong underwriting performance prior to the impact of the hurricane losses. By comparison, the company’s insurance and reinsurance operations had a net underwriting profit of $134.8 in

2004 (an underwriting profit of $356.9 prior to giving effect to the losses during the third quarter of 2004 from Hurricanes Charley, Frances, Ivan and Jeanne (“the 2004 third quarter hurricanes”)). The company’s 2004 consolidated combined ratio was 96.9% (91.8% prior to giving effect to the 2004 third quarter hurricane losses).
The net earnings decreased to a loss of $446.6 ($27.75 per share) in 2005 from a net income of $53.1 ($3.11 per share) in 2004, primarily due to the 2005 hurricanes, partially offset by increased investment income and net realized gains (described under “Interest and Dividends” and “Realized Gains” below) and a recovery of income taxes. Prior to the impact of $715.5 of consolidated losses resulting from the 2005 hurricanes and $420.5 of charges resulting from actions taken in runoff, earnings from operations before income taxes in 2005 would have been $669.5, compared to $540.3 in 2004 prior to giving effect to $252.7 in losses resulting from the 2004 third quarter hurricanes.
Of the $1,059.7 of consolidated operating expenses in 2005 ($1,017.2 in 2004), $726.4 ($695.5 in 2004) related to insurance, reinsurance, runoff and other operations (including $20.7 in restructuring charges) and corporate overhead, while the balance of $333.3 ($321.7 in 2004) related to Cunningham Lindsey.
Cash flow from operations for the year ended December 31, 2005 amounted to $346.0 for Northbridge ($250.5 in 2004), $9.1 for Crum & Forster ($94.7 in 2004) and $397.3 for OdysseyRe ($603.2 in 2004). Increased cash flows at Northbridge were primarily increases occurring in the normal course of operations. Decreased cash flows at Crum & Forster were primarily a result of lower proceeds from commutations and higher catastrophe and asbestos loss payments, partially offset by a reduction in all other claims payments. Decreased cash flows at OdysseyRe reflect an increase in paid losses related to 2004 and 2005 catastrophes, principally the 2005 hurricanes.
The above sources of net earnings (with Cunningham Lindsey equity accounted) presented by business segment were as set out below for the years ended December 31, 2005, 2004 and 2003. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for realized gains eliminates gains or losses on purchase and sale transactions within the group.
Year ended December 31, 2005

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,545.2	1,303.6	76.6	2,628.5	5,553.9	377.6	(372.4)	–	5,559.1

Net premiums written	978.8	1,026.0	46.5	2,303.3	4,354.6	340.0	–	–	4,694.6

Net premiums earned	959.2	1,053.1	68.2	2,275.9	4,356.4	336.1	–	–	4,692.5

Underwriting profit (loss)	68.2	(9.1)	4.8	(397.8)	(333.9)	–	–	–	(333.9)
Interest and dividends	65.7	105.0	7.5	167.2	345.4	–	–	–	345.4

Operating income before:	133.9	95.9	12.3	(230.6)	11.5	–	–	–	11.5
Realized gains	104.0	113.9	1.0	103.2	322.1	59.2	(15.7)	17.7	383.3
Runoff and other operating (loss)	–	–	–	–	–	(677.6)	–	–	(677.6)
Claims adjusting	–	–	–	–	–	–	–	5.4	5.4
Interest expense	–	(32.9)	–	(30.0)	(62.9)	–	–	(121.7)	(184.6)
Corporate overhead and other	(14.6)	(2.5)	(2.4)	(25.0)	(44.5)	–	–	36.1	(8.4)

Pre-tax income (loss)	223.3	174.4	10.9	(182.4)	226.2	(618.4)	(15.7)	(62.5)	(470.4)
Recovery of taxes									68.9
Non-controlling interests									(45.1)

Net earnings (loss)									(446.6)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2004

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,483.1	1,345.1	86.7	2,625.9	5,540.8	584.2	(521.9)	–	5,603.1

Net premiums written	957.6	1,036.0	59.6	2,348.8	4,402.0	383.7	–	–	4,785.7

Net premiums earned	939.0	1,027.6	57.8	2,323.2	4,347.6	456.7	–	–	4,804.3

Underwriting profit (loss)	115.5	(55.0)	4.7	69.6	134.8	–	–	–	134.8
Interest and dividends	60.9	81.3	2.9	156.3	301.4	–	–	–	301.4

Operating income before:	176.4	26.3	7.6	225.9	436.2	–	–	–	436.2
Realized gains	22.6	85.5	–	75.1	183.2	142.5	(43.8)	31.7	313.6
Runoff and other operating (loss)	–	–	–	–	–	(212.5)	–	–	(212.5)
Claims adjusting	–	–	–	–	–	–	–	(15.4)	(15.4)
Interest expense	–	(33.2)	–	(25.6)	(58.8)	–	–	(104.6)	(163.4)
Corporate overhead and other	(8.3)	(8.4)	(2.8)	(12.4)	(31.9)	–	–	(42.2)	(74.1)

Pre-tax income (loss)	190.7	70.2	4.8	263.0	528.7	(70.0)	(43.8)	(130.5)	284.4
Taxes									(146.5)
Non-controlling interests									(84.8)

Net earnings									53.1

Year ended December 31, 2003

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,318.6	1,396.0	81.8	2,552.4	5,348.8	557.2	(418.2)	–	5,487.8

Net premiums written	802.3	1,092.1	61.6	2,156.1	4,112.1	313.5	–	–	4,425.6

Net premiums earned	703.2	991.7	37.2	1,971.9	3,704.0	534.6	–	–	4,238.6

Underwriting profit (loss)	52.3	(27.1)	1.5	68.4	95.1	–	–	–	95.1
Interest and dividends	50.8	72.7	0.7	89.9	214.1	–	–	–	214.1

Operating income before:	103.1	45.6	2.2	158.3	309.2	–	–	–	309.2
Realized gains	67.2	308.8	3.8	284.1	663.9	311.3	(153.6)	10.2	831.8
Runoff and other operating (loss)	–	–	–	–	–	(413.3)	–	–	(413.3)
Claims adjusting	–	–	–	–	–	–	–	(12.3)	(12.3)
Interest expense	–	(18.7)	–	(12.7)	(31.4)	–	–	(115.0)	(146.4)
Corporate overhead and other	(4.4)	(5.9)	–	(7.9)	(18.2)	–	–	(14.8)	(33.0)

Pre-tax income (loss)	165.9	329.8	6.0	421.8	923.5	(102.0)	(153.6)	(131.9)	536.0
Taxes									(180.1)
Non-controlling interests									(67.3)

Net earnings									288.6

Reference is made to note 3, as well as note 21, to the consolidated financial statements for a discussion of future accounting changes.

         Segmented Balance Sheet
The company’s segmented balance sheets as at December 31, 2005 and 2004 are presented to disclose the assets and liabilities of, and the capital invested by the company in, each of the company’s major segments. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment (except for nSpire Re in Runoff and Other, which excludes balances related to U.S. acquisition financing), prepared in accordance with Canadian GAAP and Fairfax’s accounting policies and basis of accounting. Accordingly, these segmented balance sheets differ from those published by Crum & Forster and OdysseyRe due to differences between Canadian and US GAAP.

(b)	Investments in affiliates, which are carried at cost, are disclosed in the business segments on pages 60 to 79. Affiliated insurance and reinsurance balances, including premiums receivable, reinsurance recoverable, deferred premium acquisition costs, funds withheld payable to reinsurers, provision for claims and unearned premiums are not shown separately but are eliminated in Corporate and Other.

(c)	Corporate and Other includes Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under Canadian GAAP to prepare consolidated financial statements. The most significant of those entries derive from the elimination of intercompany reinsurance (primarily consisting of normal course reinsurance provided by Group Re and normal course reinsurance between OdysseyRe and the primary insurers or created as a result of pre-acquisition reinsurance relationships), which affects Recoverable from reinsurers, Provision for claims and Unearned premiums. The $1,602.3 corporate and other long term debt as at December 31, 2005 consists primarily of Fairfax debt of $1,365.3 (see note 7 to the consolidated financial statements), TIG trust preferred securities of $52.4 (see note 8 to the consolidated financial statements) and purchase consideration payable of $192.1 (related to the TRG acquisition referred to in note 18 to the consolidated financial statements).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2005

	Insurance			Reinsurance

			Fairfax		Operating	Runoff and	Lindsey	Corporate
	Northbridge	U.S.	Asia	OdysseyRe	Companies	Other	Morden	and Other	Fairfax
Assets
Cash, short term investments and marketable securities	–	1.7	–	–	1.7	–	–	557.3	559.0
Accounts receivable and other	438.0	382.9	38.2	872.4	1,731.5	654.6	115.7	(121.4)	2,380.4
Recoverable from reinsurers	1,330.3	2,244.9	48.7	1,478.0	5,101.9	4,078.3	–	(1,524.5)	7,655.7
Portfolio investments	2,447.7	3,769.3	190.7	5,668.1	12,075.8	2,924.8	10.0	0.1	15,010.7
Deferred premium acquisition costs	122.0	78.5	6.7	167.2	374.4	10.7	–	–	385.1
Future income taxes	61.8	187.8	0.5	217.5	467.6	797.3	2.4	(148.5)	1,118.8
Premises and equipment	15.0	4.2	1.0	12.2	32.4	8.5	11.2	43.6	95.7
Goodwill	16.1	7.3	5.4	12.2	41.0	–	175.6	11.8	228.4
Due from affiliates	–	–	2.5	–	2.5	94.5	2.1	(99.1)	–
Other assets	1.3	25.6	–	24.5	51.4	14.9	8.8	33.1	108.2
Investments in Fairfax affiliates	–	118.8	–	88.5	207.3	487.6	–	(694.9)	–

Total assets	4,432.2	6,821.0	293.7	8,540.6	20,087.5	9,071.2	325.8	(1,942.5)	27,542.0

Liabilities
Cunningham Lindsey indebtedness	–	–	–	–	–	–	63.9	–	63.9
Accounts payable and accrued liabilities	208.2	256.3	21.1	149.8	635.4	308.6	82.2	141.1	1,167.3
Securities sold but not yet purchased	227.5	329.7	–	139.2	696.4	3.9	–	–	700.3
Due to affiliates	3.3	6.8	–	3.3	13.4	–	–	(13.4)	–
Funds withheld payable to reinsurers	58.7	301.1	0.1	192.7	552.6	620.4	–	(118.6)	1,054.4
Provision for claims	2,198.1	3,896.8	114.7	5,109.1	11,318.7	6,280.1	–	(1,363.7)	16,235.1
Unearned premiums	852.1	560.2	58.3	951.0	2,421.6	155.7	–	(131.0)	2,446.3
Deferred taxes payable	5.3	–	–	–	5.3	–	3.0	(8.3)	–
Long term debt	–	300.0	–	469.5	769.5	–	107.3	1,602.3	2,479.1

Total liabilities	3,553.2	5,650.9	194.2	7,014.6	16,412.9	7,368.7	256.4	108.4	24,146.4

Non-controlling interests	–	–	7.2	–	7.2	–	1.0	743.2	751.4

Shareholders’ equity	879.0	1,170.1	92.3	1,526.0	3,667.4	1,702.5	68.4	(2,794.1)	2,644.2

Total liabilities and shareholders’ equity	4,432.2	6,821.0	293.7	8,540.6	20,087.5	9,071.2	325.8	(1,942.5)	27,542.0

Capital
Debt	–	300.0	–	469.5	769.5	–	171.2	1,602.3	2,543.0
Non-controlling interests	358.6	–	–	371.5	730.1	–	13.0	8.3	751.4
Investments in Fairfax affiliates	–	118.8	–	88.5	207.3	487.6	–	(694.9)	–
Shareholders’ equity	520.4	1,051.3	92.3	1,066.0	2,730.0	1,214.9	55.4	(1,356.1)	2,644.2

Total capital	879.0	1,470.1	92.3	1,995.5	4,436.9	1,702.5	239.6	(440.4)	5,938.6

% of total capital	14.8%	24.7%	1.6%	33.6%	74.7%	28.7%	4.0%	(7.4)%	100.0%

Segmented Balance Sheet as at December 31, 2004

	Insurance			Reinsurance

			Fairfax		Operating	Runoff and	Lindsey	Corporate
	Northbridge	U.S.	Asia	OdysseyRe	Companies	Other	Morden	and Other(1)	Fairfax(1)
Assets
Cash, short term investments and marketable securities	–	17.1	–	–	17.1	–	–	549.7	566.8
Accounts receivable and other	488.1	446.4	36.4	857.0	1,827.9	479.5	118.0	(79.5)	2,345.9
Recoverable from reinsurers	1,049.3	1,965.0	57.8	1,275.8	4,347.9	5,052.6	–	(1,258.0)	8,142.5
Portfolio investments	1,983.7	3,551.5	167.2	4,761.2	10,463.6	2,869.2	23.7	76.8	13,433.3
Deferred premium acquisition costs	110.1	83.0	7.6	161.6	362.3	7.0	–	–	369.3
Future income taxes	44.1	173.0	2.2	172.9	392.2	718.5	2.7	(163.7)	949.7
Premises and equipment	11.2	5.3	1.2	11.9	29.6	9.4	13.3	48.5	100.8
Goodwill	16.6	7.3	6.0	13.0	42.9	–	192.4	10.4	245.7
Due from affiliates	–	1.1	7.7	8.7	17.5	359.4	1.3	(378.2)	–
Other assets	1.3	27.2	–	15.4	43.9	28.9	8.9	35.5	117.2
Investments in Fairfax affiliates	–	101.6	–	87.9	189.5	461.3	–	(650.8)	–

Total assets	3,704.4	6,378.5	286.1	7,365.4	17,734.4	9,985.8	360.3	(1,809.3)	26,271.2

Liabilities
Cunningham Lindsey indebtedness	–	–	–	–	–	–	89.2	–	89.2
Accounts payable and accrued liabilities	171.5	274.4	20.8	180.3	647.0	360.6	102.4	134.2	1,244.2
Securities sold but not yet purchased	221.0	217.4	–	56.2	494.6	–	–	44.9	539.5
Funds withheld payable to reinsurers	47.4	292.4	0.2	194.8	534.8	602.1	–	(103.7)	1,033.2
Provision for claims	1,744.2	3,576.7	96.1	4,220.0	9,637.0	6,657.5	–	(1,128.5)	15,166.0
Unearned premiums	794.3	592.6	79.8	904.3	2,371.0	138.3	–	(134.9)	2,374.4
Deferred taxes payable	6.8	–	–	–	6.8	–	2.8	(9.6)	–
Long term debt	–	300.0	–	374.9	674.9	–	105.1	1,663.5	2,443.5

Total liabilities	2,985.2	5,253.5	196.9	5,930.5	14,366.1	7,758.5	299.5	465.9	22,890.0

Non-controlling interests	–	–	0.9	–	0.9	–	1.2	577.4	579.5

Shareholders’ equity	719.2	1,125.0	88.3	1,434.9	3,367.4	2,227.3	59.6	(2,852.6)	2,801.7

Total liabilities and shareholders’ equity	3,704.4	6,378.5	286.1	7,365.4	17,734.4	9,985.8	360.3	(1,809.3)	26,271.2

Capital
Debt	–	300.0	–	374.9	674.9	–	194.3	1,663.5	2,532.7
Non-controlling interests	293.4	–	–	279.2	572.6	–	14.9	(8.0)	579.5
Investments in Fairfax affiliates	–	101.6	–	87.9	189.5	461.3	–	(650.8)	–
Shareholders’ equity	425.8	1,023.4	88.3	1,067.8	2,605.3	1,766.0	44.7	(1,614.3)	2,801.7

Total capital	719.2	1,425.0	88.3	1,809.8	4,042.3	2,227.3	253.9	(609.6)	5,913.9

% of total capital	12.2%	24.1%	1.5%	30.6%	68.4%	37.6%	4.3%	(10.3% )	100.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance recoverables decreased to $7,655.7 from $8,142.5 in 2004, notwithstanding an increase in reinsurance recoverables in 2005 due to ceded losses from the 2005 hurricanes.
Future income taxes represent amounts expected to be recovered in future years. At December 31, 2005 future income taxes of $1,118.8 (of which $897.6 related to Fairfax Inc., Fairfax’s U.S. holding company, and subsidiaries in its U.S. consolidated tax group) consisted of $624.8 of capitalized operating and capital losses, and temporary differences of $494.0 which represent primarily expenses recorded in the financial statements but not yet deducted for income tax purposes. The capitalized operating losses, after certain adjustments and intercompany reallocations, relate primarily to Fairfax Inc. and its U.S. subsidiaries ($405.7), where all of the losses expire after 2018, the Canadian holding company ($42.3) and European runoff ($127.5), with the remainder relating primarily to Cunningham Lindsey.
To facilitate the utilization of its future U.S. income taxes asset and to optimize the cash flow from U.S. tax sharing payments, the company increased its interest in OdysseyRe to in excess of 80% in 2003, to permit OdysseyRe to be included in Fairfax’s U.S. consolidated tax group.
The portion of Fairfax’s future income taxes asset consisting of capitalized operating and capital losses related to its U.S. consolidated tax group increased by $103.2 in 2005, primarily as a result of losses from the 2005 hurricanes. Future income taxes for the consolidated group increased by $169.1 in 2005 as a result of changes in the ordinary course for temporary differences as a result of increased business volumes, and changes in the non-U.S. components of this asset, including the impact of foreign exchange.
The company’s valuation allowance on its future income taxes asset as at December 31, 2005 was $99.9, of which approximately half related to losses incurred primarily in the U.K. and Ireland, and the remainder related to losses incurred at Cunningham Lindsey. Differences between expected and actual future operating results could adversely impact the company’s ability to realize the future income taxes asset within a reasonable period of time given the inherent uncertainty in projecting operating company earnings and industry conditions. The company expects to realize the benefit of these capitalized losses from future profitable operations.
In determining the need for a valuation allowance, management considers primarily current and expected profitability of the companies. Management reviews the recoverability of the future income taxes asset and the valuation allowance on a quarterly basis. The temporary differences principally relate to insurance-related balances such as claims, deferred premium acquisition costs and unearned premiums; such temporary differences are expected to continue for the foreseeable future in light of the company’s ongoing operations.
Portfolio investments include investments in 25.9%-owned Hub International Limited ($108.4), 10.3%-owned Zenith National Insurance Corp. ($56.2) (subsequently sold for a $137.3 pre-tax gain) and 46.8%-owned Advent Capital Holdings PLC ($62.0), all of which are publicly listed companies.
Goodwill decreased to $228.4 (of which $175.6 relates to Cunningham Lindsey) at December 31, 2005 from $245.7 at December 31, 2004, due principally to the weakening of the pound sterling against the U.S. dollar during 2005.

Components of Net Earnings
                  Underwriting and Operating Income
Set out and discussed below are the 2005, 2004 and 2003 underwriting and operating results of Fairfax’s insurance and reinsurance operations on a summarized company by company basis.
                           Canadian Insurance – Northbridge

	2005	2004	2003
Underwriting profit	68.2	115.5	52.3

Combined ratio:
Loss & LAE	67.9%	62.2%	65.5%
Commissions	6.3%	7.3%	6.7%
Underwriting expense	18.7%	18.2%	20.4%

	92.9%	87.7%	92.6%

Gross premiums written	1,545.2	1,483.1	1,318.6

Net premiums written	978.8	957.6	802.3

Net premiums earned	959.2	939.0	703.2

Underwriting profit	68.2	115.5	52.3
Interest and dividends	65.7	60.9	50.8

Operating income	133.9	176.4	103.1
Realized gains	104.0	22.6	67.2

Pre-tax income before interest and other	237.9	199.0	170.3

Net income after taxes	163.4	124.3	108.3

In 2005, Northbridge earned underwriting profit of $68.2, a 41.0% decline relative to underwriting profit of $115.5 earned in 2004. Although underwriting profit increased at three of Northbridge’s four operating subsidiaries, the underwriting year was affected by the unprecedented 2005 hurricanes. Despite an adverse underwriting impact aggregating 7.9 combined ratio points from Hurricanes Katrina, Rita and Wilma, Northbridge produced a combined ratio of 92.9% in 2005, compared to 87.7% in 2004. Net premiums written and net premiums earned at Northbridge declined (measured in Canadian dollars) 5.0% in 2005 relative to 2004 as a result of a restructuring in its personal lines segment, reinstatement premiums triggered under certain reinsurance treaties, the absence of profit sharing premium, general competitive pressures and the sale of Federated Life Insurance Company of Canada.
Northbridge’s operating income declined to $133.9 in 2005 from $176.4 in 2004, largely as a result of the impact of the 2005 hurricanes. However, net income after taxes for 2005 at $163.4 improved 31.5% from $124.3 in 2004, primarily as a result of significant net realized gains on portfolio investments and a reduced effective tax rate. This increase in net income after taxes in 2005 produced a return on average equity, while remaining debt free, of 21.0% (expressed in Canadian dollars). Northbridge’s average annual return on average equity over the past 20 years since inception in 1985 is 16.5% (expressed in Canadian dollars).
Continued premium growth and improved underwriting performance generated a record 2004 underwriting profit for Northbridge of $115.5, an increase of 120.8% over underwriting profit of $52.3 earned in 2003. Notwithstanding the impact of $27.5 in losses related to the 2004 third quarter hurricanes (representing 2.9 combined ratio points), Northbridge’s combined ratio improved to 87.7% in 2004 from 92.6% in 2003.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Northbridge as at December 31, 2005 and 2004.

	2005	2004
Assets
Accounts receivable and other	438.0	488.1
Recoverable from reinsurers	1,330.3	1,049.3
Portfolio investments	2,447.7	1,983.7
Deferred premium acquisition costs	122.0	110.1
Future income taxes	61.8	44.1
Premises and equipment	15.0	11.2
Goodwill	16.1	16.6
Other assets	1.3	1.3

Total assets	4,432.2	3,704.4

Liabilities
Accounts payable and accrued liabilities	208.2	171.5
Securities sold but not yet purchased	227.5	221.0
Due to affiliates	3.3	–
Funds withheld payable to reinsurers	58.7	47.4
Provision for claims	2,198.1	1,744.2
Unearned premiums	852.1	794.3
Deferred taxes payable	5.3	6.8

Total liabilities	3,553.2	2,985.2
Shareholders’ equity	879.0	719.2

Total liabilities and shareholders’ equity	4,432.2	3,704.4

Northbridge’s assets and liabilities generally increased in 2005 due to increased profitability and cash flow generation and general business growth in recent years, as well as a moderate appreciation of the Canadian dollar relative to the U.S. dollar. Portfolio investments at December 31, 2005 totaled $2,447.7, an increase of 23.4% over December 31, 2004, driven by the generation of cash from operations, investment income and net realized gains. Amounts recoverable from reinsurers increased $281.0 in 2005 from 2004, primarily as a result of the 2005 hurricanes. The accounts receivable and other balance declined to $438.0 at year end 2005 from $488.1 a year earlier, primarily due to a one-time transfer of assets from the Facility Association in 2005 (that transfer increased portfolio investments).
Provision for claims increased in 2005, primarily due to the 2005 hurricanes, to $2,198.1 at December 31, 2005 from $1,744.2 a year earlier. Common shareholders’ equity at December 31, 2005 was $879.0 compared to $719.2 at December 31, 2004 as a result of 2005 earnings of $163.4, dividends paid in 2005 of $28.7 and appreciation of the Canadian dollar relative to the U.S. dollar.
For more information on Northbridge’s results, please see its 2005 annual report posted on its website www.norfin.com.

                           U.S. Insurance
Year ended December 31, 2005

	Crum &
	Forster(1)	Fairmont	Total
Underwriting profit (loss)	(12.6)	3.5	(9.1)

Combined ratio:
Loss & LAE	73.2%	63.2%	71.7%
Commissions	10.3%	11.7%	10.5%
Underwriting expense	17.9%	22.9%	18.7%

	101.4%	97.8%	100.9%

Gross premiums written	1,097.8	205.8	1,303.6

Net premiums written	866.9	159.1	1,026.0

Net premiums earned	892.1	161.0	1,053.1

Underwriting profit (loss)	(12.6)	3.5	(9.1)
Interest and dividends	100.4	4.6	105.0

Operating income	87.8	8.1	95.9
Realized gains	103.9	10.0	113.9

Pre-tax income before interest and other	191.7	18.1	209.8

Net income after taxes	106.6	11.8	118.4

Year ended December 31, 2004

	Crum &
	Forster(1)	Fairmont	Total
Underwriting profit (loss)	(56.2)	1.2	(55.0)

Combined ratio:
Loss & LAE	77.1%	64.4%	75.0%
Commissions	10.5%	13.8%	11.2%
Underwriting expense	18.9%	21.1%	19.2%

	106.5%	99.3%	105.4%

Gross premiums written	1,139.0	206.1	1,345.1

Net premiums written	869.6	166.4	1,036.0

Net premiums earned	859.0	168.6	1,027.6

Underwriting profit (loss)	(56.2)	1.2	(55.0)
Interest and dividends	73.0	8.3	81.3

Operating income	16.8	9.5	26.3
Realized gains	78.3	7.2	85.5

Pre-tax income before interest and other	95.1	16.7	111.8

Net income after taxes	38.6	11.2	49.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2003

	Crum &
	Forster(1)	Fairmont	Old Lyme(2)	Total
Underwriting profit (loss)	(32.7)	1.7	3.9	(27.1)

Combined ratio:
Loss & LAE	74.5%	64.6%	58.2%	71.6%
Commissions	9.9%	14.5%	28.2%	11.8%
Underwriting expense	20.0%	20.1%	6.3%	19.3%

	104.4%	99.2%	92.7%	102.7%

Gross premiums written	1,104.2	242.3	49.5	1,396.0

Net premiums written	857.3	185.4	49.4	1,092.1

Net premiums earned	735.3	203.3	53.1	991.7

Underwriting profit (loss)	(32.7)	1.7	3.9	(27.1)
Interest and dividends	55.8	14.4	2.5	72.7

Operating income	23.1	16.1	6.4	45.6
Realized gains	294.8	13.8	0.2	308.8

Pre-tax income before interest and other	317.9	29.9	6.6	354.4

Net income after taxes	174.1	18.2	4.8	197.1

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP, relating principally to the treatment of retroactive reinsurance (explained in note 21 to the consolidated financial statements).

(2)	Transferred to runoff effective January 1, 2004.
The U.S. insurance combined ratio for 2005 was 100.9% (including 8.9 combined ratio points arising from the 2005 hurricanes) compared to 105.4% for 2004 (including 9.4 combined ratio points arising from the 2004 third quarter hurricanes).
Crum & Forster’s combined ratio of 101.4% in 2005 included 10.4 combined ratio points arising from the 2005 hurricanes. Underwriting results also reflected a net benefit of $31.7 or 3.4 combined ratio points related to favorable development of prior years’ loss reserves, primarily with respect to the 2004 third quarter hurricanes. The 2005 combined ratio of 101.4% is 5.1 combined ratio points lower than the 2004 combined ratio of 106.5%. Excluding the 2005 hurricanes and the 2004 third quarter hurricanes, the combined ratio improved to 91.0% in 2005 from 95.4% in 2004, reflecting the aforementioned favorable reserve development in 2005 and management’s strict underwriting discipline and expense focus. Crum & Forster’s net premiums written of $866.9 remained relatively stable compared to 2004, reflecting intense competition for both new and renewal business. United States Fire Insurance, Crum & Forster’s principal operating subsidiary, paid an $88.5 dividend in 2005 to its parent holding company. Its 2006 dividend capacity is approximately $94. North River Insurance, Crum & Forster’s New Jersey-domiciled operating subsidiary, paid a $4.9 dividend in 2005 and has 2006 dividend capacity of approximately $32. Cash flow from operations at Crum & Forster was $9.1 in 2005 compared to 2004 operating cash flow of $94.7. The significant decline from 2004 is attributable to numerous factors, particularly lower proceeds from reinsurance commutations and higher catastrophe losses and asbestos payments, partially offset by a reduction in all other claim payments.
Crum & Forster’s combined ratio of 106.5% in 2004 included 11.1 combined ratio points arising from the 2004 third quarter hurricanes. Underwriting results also reflected a net cost of

$25.0 or 2.4 combined ratio points related to development of prior years’ loss reserves. Such net prior year loss development included redundancies as well as $100.0 APH strengthening, recorded following an independent ground-up study, all of which was covered by aggregate stop loss reinsurance.
For the year ended December 31, 2005, Crum & Forster earned net income of $106.6 (2004 – $38.6), producing a return on average equity of 11.0% (2004 – 4.0%). Crum & Forster’s cumulative earnings since acquisition on August 13, 1998 have been $480.9, from which it paid dividends to Fairfax of $352.9.
Fairmont’s combined ratio of 97.8% reflects its continued focus on underwriting profitability. Fairmont’s disciplined response to competitive pressure resulted in a decrease in net premiums written to $159.1 in 2005 from $166.4 in 2004. Beginning in 2006, Fairmont’s business is being carried on as the Fairmont Specialty division of Crum & Forster.
Set out below are the balance sheets for U.S. insurance as at December 31, 2005 and 2004.
December 31, 2005

	Crum &		Intrasegment	U.S.
	Forster(1)	Fairmont	Eliminations	Insurance
Assets
Cash, short term investments and marketable securities	1.7	–	–	1.7
Accounts receivable and other	336.0	46.9	–	382.9
Recoverable from reinsurers	2,152.0	107.8	(14.9)	2,244.9
Portfolio investments	3,466.1	303.2	–	3,769.3
Deferred premium acquisition costs	70.8	7.7	–	78.5
Future income taxes	160.1	27.7	–	187.8
Premises and equipment	4.2	–	–	4.2
Goodwill	7.3	–	–	7.3
Other assets	24.1	1.5	–	25.6
Investments in Fairfax affiliates	111.6	7.2	–	118.8

Total assets	6,333.9	502.0	(14.9)	6,821.0

Liabilities
Accounts payable and accrued liabilities	237.6	18.8	(0.1)	256.3
Securities sold but not yet purchased	329.7	–	–	329.7
Due to affiliates	8.3	(1.5)	–	6.8
Funds withheld payable to reinsurers	296.7	4.5	(0.1)	301.1
Provision for claims	3,672.5	239.0	(14.7)	3,896.8
Unearned premiums	499.6	60.6	–	560.2
Long term debt	300.0	–	–	300.0

Total liabilities	5,344.4	321.4	(14.9)	5,650.9
Shareholders’ equity	989.5	180.6	–	1,170.1

Total liabilities and shareholders’ equity	6,333.9	502.0	(14.9)	6,821.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

December 31, 2004

	Crum &		Intrasegment	U.S.
	Forster(1)	Fairmont	Eliminations	Insurance
Assets
Cash, short term investments and marketable securities	17.1	–	–	17.1
Accounts receivable and other	391.0	55.4	–	446.4
Recoverable from reinsurers	1,853.1	126.4	(14.5)	1,965.0
Portfolio investments	3,278.7	272.8	–	3,551.5
Deferred premium acquisition costs	75.0	8.0	–	83.0
Future income taxes	140.0	33.0	–	173.0
Premises and equipment	5.3	–	–	5.3
Goodwill	7.3	–	–	7.3
Due from affiliates	(4.1)	5.2	–	1.1
Other assets	24.7	2.5	–	27.2
Investments in Fairfax affiliates	101.6	–	–	101.6

Total assets	5,889.7	503.3	(14.5)	6,378.5

Liabilities
Accounts payable and accrued liabilities	244.3	30.1	–	274.4
Securities sold but not yet purchased	217.4	–	–	217.4
Funds withheld payable to reinsurers	287.7	4.9	(0.2)	292.4
Provision for claims	3,355.4	235.6	(14.3)	3,576.7
Unearned premiums	528.6	64.0	–	592.6
Long term debt	300.0	–	–	300.0

Total liabilities	4,933.4	334.6	(14.5)	5,253.5
Shareholders’ equity	956.3	168.7	–	1,125.0

Total liabilities and shareholders’ equity	5,889.7	503.3	(14.5)	6,378.5

(1)	These balance sheets differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP, relating principally to the treatment of retroactive reinsurance (explained in note 21 to the consolidated financial statements).
Under the terms of the trust indenture governing its 2003 $300 note issue due in 2013, Crum & Forster may only pay dividends to Fairfax if the dividend capacity of its insurance subsidiaries is greater than two times its interest expense, and the dividends paid may not exceed 75% of cumulative consolidated US GAAP net income since April 1, 2003. At December 31, 2005, Crum & Forster had $90.4 (2004 – $63.7) of remaining coverage under its excess of loss reinsurance treaties for 2000 and prior accident years.
Significant changes to Crum & Forster’s balance sheet at December 31, 2005 as compared to 2004 are an increase in reinsurance recoverables from $1,853.1 to $2,152.0 and an increase in provision for claims from $3,355.4 to $3,672.5, both primarily as a result of the 2005 hurricanes, and an increase in portfolio investments (net of securities sold but not yet purchased) of $75.1, primarily as a result of realized investment gains partially offset by dividends paid to its parent.

Investments by Crum & Forster and Fairmont in Fairfax affiliates consist of:

	Crum
	& Forster	Fairmont
Affiliate	% interest	% interest
Northbridge	15.2	–
OdysseyRe (common shares)	1.2	–
TRG Holdings (Class 1 shares)	5.2	–
MFX	9.3	–
Cunningham Lindsey	–	9.0
For more information on Crum & Forster, please see its 10-K report for 2005 which will be posted on its website www.cfins.com.

Asian Insurance – Fairfax Asia

	2005	2004	2003
Underwriting profit	4.8	4.7	1.5

Combined ratio:
Loss & LAE	65.5%	55.9%	53.5%
Commissions	12.3%	18.0%	22.3%
Underwriting expense	15.2%	18.0%	20.2%

	93.0%	91.9%	96.0%

Gross premiums written	76.6	86.7	81.8

Net premiums written	46.5	59.6	61.6

Net premiums earned	68.2	57.8	37.2

Underwriting profit	4.8	4.7	1.5
Interest and dividends	7.5	2.9	0.7

Operating income	12.3	7.6	2.2
Realized gains	1.0	–	3.8

Pre-tax income before interest and other	13.3	7.6	6.0

Net income after taxes	7.3	4.1	8.5

Effective January 1, 2004 Fairfax Asia consists of the company’s Asian operations: Falcon, First Capital and a 26.0% interest in ICICI Lombard General Insurance Company, India’s largest (by market share) private general insurer (the remaining 74.0% interest is held by ICICI Bank, India’s second largest bank). During the 12-month period ended December 31, ICICI Lombard’s gross premiums written in 2005 increased by 86.0% over 2004, to $330.8 and its net earnings improved in 2005 by 27.4% over 2004, to $13.0.
The increase in Fairfax Asia’s combined ratio to 93.0% in 2005 from 91.9% in 2004 reflects an increase in Falcon’s combined ratio to 98.7% in 2005 from 95.0% in 2004, principally as a result of its employer construction line of business, partially offset by First Capital’s consistent combined ratio of 82.0% on substantially increased net premiums earned.
The decrease in gross and net premiums written reflects Falcon’s response to further rate softening in the Hong Kong market. The increase in investment income relates mainly to an increased equity pickup from Fairfax Asia’s 26.0% interest in ICICI Lombard.
The decrease in the combined ratio to 91.9% in 2004 from 96.0% in 2003 reflects the inclusion in 2004 of First Capital’s strong underwriting results.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Fairfax Asia as at December 31, 2005 and 2004:

	2005	2004
Assets
Accounts receivable and other	38.2	36.4
Recoverable from reinsurers	48.7	57.8
Portfolio investments	190.7	167.2
Deferred premium acquisition costs	6.7	7.6
Future income taxes	0.5	2.2
Premises and equipment	1.0	1.2
Goodwill	5.4	6.0
Due from affiliates	2.5	7.7

Total assets	293.7	286.1

Liabilities
Accounts payable and accrued liabilities	21.1	20.8
Funds withheld payable to reinsurers	0.1	0.2
Provision for claims	114.7	96.1
Unearned premiums	58.3	79.8

Total liabilities	194.2	196.9
Non-controlling interests	7.2	0.9
Shareholders’ equity	92.3	88.3

Total liabilities and shareholders’ equity	293.7	286.1

                                    Reinsurance – OdysseyRe(1)

	2005	2004	2003
Underwriting profit (loss)	(397.8)	69.6	68.4

Combined ratio:
Loss & LAE	90.5%	69.6%	67.2%
Commissions	20.8%	22.6%	24.1%
Underwriting expense	6.2%	4.8%	5.2%

	117.5%	97.0%	96.5%

Gross premiums written	2,628.5	2,625.9	2,552.4

Net premiums written	2,303.3	2,348.8	2,156.1

Net premiums earned	2,275.9	2,323.2	1,971.9

Underwriting profit (loss)	(397.8)	69.6	68.4
Interest and dividends	167.2	156.3	89.9

Operating income (loss)	(230.6)	225.9	158.3
Realized gains	103.2	75.1	284.1

Pre-tax income (loss) before interest and other	(127.4)	301.0	442.4

Net income (loss) after taxes	(110.2)	177.6	279.1

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP relating principally to the treatment of retroactive reinsurance, and the exclusion from the 2004 results of First Capital (First Capital’s results are included in Fairfax Asia above).

In 2005, a year of unprecedented catastrophes, OdysseyRe’s combined ratio was 117.5%, which included 19.2 combined ratio points ($436.0 of pre-tax losses, net of applicable reinstatement premiums and reinsurance) arising from Hurricanes Katrina, Rita and Wilma. This compares to a combined ratio of 97.0% in 2004, which included 4.2 combined ratio points arising from the 2004 third quarter hurricanes. OdysseyRe’s combined ratio in 2005 also included 8.3 combined ratio points ($189.0 of net pre-tax losses) in adverse loss development from prior period losses (7.4 combined ratio points in 2004). Gross premiums written were virtually unchanged in 2005, following an average annual increase of 34.0% from 2002 to 2004. For 2005, gross premiums written in the United States represented 55% of the total, with non-U.S. premiums representing 45%. In 2005, OdysseyRe produced a net loss of $110.2 as compared to net income of $177.6 in 2004, primarily driven by losses from the 2005 hurricanes.
OdysseyRe’s combined ratio was 97.0% in 2004 (including 4.2 combined ratio points arising from the 2004 third quarter hurricanes). Net premiums written increased by 8.9% in 2004, which followed increases of 31.2% in 2003 and 71.8% in 2002. During this three year period, OdysseyRe significantly expanded its presence in the global marketplace through a deliberate strategy of product and geographic diversification. The diversification of activity OdysseyRe has achieved was responsible for its ability to produce an underwriting profit in 2004 despite incurring losses from the 2004 third quarter hurricanes.
OdysseyRe’s net operating cash flow was $397.3 in 2005 as compared to $603.2 in 2004, reflecting an increase in paid losses related to 2004 and 2005 catastrophes, principally the 2005 hurricanes.
OdysseyRe announced its decision in February 2006 to restate its financial results for the years 2000 through 2004, as well as its results for the nine months ended September 30, 2005. The primary reason for the restatement was to correct the accounting treatment (relating primarily to the timing of recognition of premiums and unearned profit commissions) for certain contract features of seven ceded and two assumed reinsurance contracts, to correct the accounting treatment of ceding commissions relating to three ceded aggregate excess of loss contracts, to correct the accounting treatment for one assumed reinsurance contract (to be deposit accounted rather than reinsurance accounted as a result of Odyssey’s inability to conclude that there is a reasonable possibility of a loss under the contract), and to record other adjustments to reflect unrelated items of an immaterial nature. In addition, OdysseyRe re-evaluated the accounting for a reinsurance contract entered into on the purchase of a business from Skandia Insurance Company Ltd. (Skandia) in 1995. This contract was assigned by Skandia to nSpire Re in 1999 and accordingly is eliminated on consolidation at Fairfax. As a result, the restatement of the Skandia reinsurance contract at the OdysseyRe level had no impact on the Fairfax consolidated results. Fairfax has included all adjustments in OdysseyRe’s restatement except for the Skandia reinsurance contract noted above in this restatement.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for OdysseyRe as at December 31, 2005 and 2004:

	2005	2004
Assets
Accounts receivable and other	872.4	857.0
Recoverable from reinsurers	1,478.0	1,275.8
Portfolio investments	5,668.1	4,761.2
Deferred premium acquisition costs	167.2	161.6
Future income taxes	217.5	172.9
Premises and equipment	12.2	11.9
Goodwill	12.2	13.0
Due from affiliates	–	8.7
Other assets	24.5	15.4
Investments in Fairfax affiliates	88.5	87.9

Total assets	8,540.6	7,365.4

Liabilities
Accounts payable and accrued liabilities	149.8	180.3
Securities sold but not yet purchased	139.2	56.2
Due to affiliates	3.3	–
Funds withheld payable to reinsurers	192.7	194.8
Provision for claims	5,109.1	4,220.0
Unearned premiums	951.0	904.3
Long term debt	469.5	374.9

Total liabilities	7,014.6	5,930.5
Shareholders’ equity	1,526.0	1,434.9

Total liabilities and shareholders’ equity	8,540.6	7,365.4

(1)	These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP relating principally to the treatment of retroactive reinsurance, and the exclusion from the 2004 results of First Capital (First Capital’s results are included in Fairfax Asia above).
Portfolio investments increased by $906.9 or 19.1% in 2005, primarily as a result of strong operating cash flow during the year. At December 31, 2005, OdysseyRe had total debt of $469.5, representing debt as a percentage of total capitalization of 23.5%. Total shareholders’ equity increased $91.1 or 6.3%, primarily reflecting the issuance of $102.4 in common stock and $100.0 in preferred stock. Since the end of 2001, OdysseyRe’s common shareholders’ equity has increased by a compounded annual rate of 16.3% on a US GAAP basis. In February 2006, OdysseyRe completed a private sale of $100.0 of floating rate senior notes, 50% of which were due in each of 2016 and 2021.
OdysseyRe’s investments in Fairfax affiliates consist of:

Affiliate	% interest
TRG Holdings (Class 1 shares)	47.4
Fairfax Asia	44.0
MFX	7.4
For more information on OdysseyRe’s results, please see its 10-K report for 2005 and its 2005 annual report, both of which will be posted on its website www.odysseyre.com.

                  Interest and Dividends
Interest and dividend income earned by the company’s insurance and reinsurance operations in 2005 increased to $345.4 from $301.4 in 2004, due primarily to higher short term interest rates and increased investment portfolios reflecting positive cash flow from operations, partially offset by the company’s share of Advent’s $45.1 hurricane-affected loss. Increases from 2003 to 2004 were due primarily to an increase in yield resulting from the reinvestment of a significant portion of cash and short term investments, primarily in U.S. treasury bonds, and to increased investment portfolios.
                  Realized Gains
Net realized gains earned by the company’s insurance and reinsurance operations increased in 2005 to $324.1 (despite $114.9 of non-trading losses resulting from mark to market adjustments) from $171.1 in 2004. Consolidated net realized gains of $385.7 included net realized gains of $59.2 in the runoff segment and net realized gains at Cunningham Lindsey. The consolidated net realized gains included $158.7 of non-trading losses, consisting of $46.5 of mark to market adjustments, recorded as realized losses, related to the economic hedges put in place by the company against a decline in the equity markets and $112.2 of mark to market adjustments, recorded as realized losses, arising from other derivatives in the company’s investment portfolio, primarily credit default swaps. Included in consolidated net realized gains for 2005 was a provision of $48.5 (2004 – $31.6) for other than temporary losses and writedowns of certain bonds and common stocks.
Net realized gains earned by the company’s insurance and reinsurance operations decreased in 2004 to $171.1, after $90.3 of non-trading losses, from $520.5 in 2003. The $97.7 of non-trading losses consisted of $63.3 of mark to market changes in fair value, recorded as realized losses, primarily relating to the economic hedges put in place by the company against a decline in the equity markets, and $27.0 of costs, recorded as realized losses, in connection with the company’s repurchase of outstanding debt at a premium to par.
                  Runoff and Other
The runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (TRG), which was comprised of the outstanding runoff management expertise and experienced, highly respected personnel of TRG, and a wholly-owned insurance subsidiary in runoff, International Insurance Company (IIC). The Runoff and other segment currently consists of three groups: the U.S. runoff group, consisting primarily of TIG Insurance Company (TIG); the European runoff group (RiverStone Insurance UK and nSpire Re); and Group Re, which predominantly constitutes the participation by CRC (Bermuda), Wentworth (based in Barbados) and nSpire Re in the reinsurance of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs. The U.S. and European runoff groups are managed by the dedicated TRG runoff management operation, now usually identified under the RiverStone name, which has 547 employees in the U.S. and Europe. Group Re’s activities are managed by Fairfax.

U.S. runoff group
The U.S. runoff group consists of TIG Insurance Company (and Old Lyme Insurance, which is not significant). TIG, as it exists today, is the result of its merger with IIC, which was acquired via the TRG acquisition, 27.5% in 1999 and 72.5% in 2002. For a detailed description of the history of the U.S. runoff group, please refer to page 62 of Fairfax’s 2004 Annual Report.
During 2005, the trust established for the benefit of TIG at the commencement of TIG’s runoff in December 2002 was terminated and the remaining assets in the trust were released. The

FAIRFAX FINANCIAL HOLDINGS LIMITED

assets released were all the shares of the Fairmont companies and the remaining 2 million shares of OdysseyRe.
Effective December 31, 2005, all the shares of the Fairmont companies were transferred to TIG from its immediate parent company in exchange for 7.7 million shares of OdysseyRe (with a market value of $193.1 at December 31, 2005). Concurrently, the historical business written by Fairmont was placed into runoff and will be reported as U.S. runoff effective January 1, 2006 (as noted previously, Fairmont’s business continued, beginning in 2006, as a division of Crum & Forster).

European runoff group
The European runoff group consists principally of RiverStone Insurance UK and nSpire Re.
RiverStone Insurance UK includes Sphere Drake Insurance and Syndicate 3500. Sphere Drake Insurance ceased underwriting and was put into runoff in 1999. In 2004, substantially all of Sphere Drake Insurance’s insurance and reinsurance portfolio was amalgamated into RiverStone Insurance UK, forming the unified European runoff platform. RiverStone Insurance UK resulted from the amalgamation during 2002 of RiverStone Stockholm, Sphere Drake Bermuda and CTR’s non-life operations, all of which ceased underwriting and were put into runoff between 1999 and 2001. In November 2003, RiverStone formed a new runoff syndicate at Lloyd’s of London, Syndicate 3500, to provide reinsurance-to-close for the 2000 and prior underwriting years of Kingsmead syndicates 271 and 506 for which TIG, along with third party capital providers, had provided underwriting capacity for 2000 and prior underwriting years. In 2005, gross and net provisions for claims of $32.7 and $20.2, respectively, were transferred to Syndicate 3500 as a result of the reinsurance-to-close of the 2001 year of account of Syndicate 506. RiverStone Insurance UK reinsures the insurance and reinsurance portfolio of Syndicate 3500. This transaction allowed RiverStone to integrate direct management of these liabilities into the European runoff platform.
During 2005, RiverStone Insurance UK obtained U.S. court sanction for the previously English-court approved transfer of certain obligations from an affiliate, to facilitate its carrying on the European runoff as described above. The obtaining of these approvals will not result in the acceleration of the making or payment of claims or have any other material effect on the operation of the European runoff.
nSpire Re, headquartered in Ireland, reinsures the insurance and reinsurance portfolios of RiverStone Insurance UK and benefits from the protection provided by the Swiss Re Cover (described commencing on page 72) from aggregate adverse development of claims and uncollectible reinsurance on 1998 and prior net reserves. nSpire Re’s insurance and reinsurance obligations are guaranteed by Fairfax. RiverStone Insurance UK, with 136 employees in its offices in the United Kingdom, provides the management (including claims handling) of nSpire Re’s insurance and reinsurance liabilities and the collection and management of its reinsurance assets. nSpire Re provides consolidated investment and liquidity management services to the European runoff group. In addition to its role in the consolidation of the European runoff companies, nSpire Re also has two other mandates, described in the following paragraph and under Group Re below.
nSpire Re served as the entity through which Fairfax primarily provided financing for the acquisition of its U.S. insurance and reinsurance companies. nSpire Re’s capital and surplus includes $1.6 billion of equity in Fairfax’s U.S. holding company and company debt resulting from those acquisitions. For each of its U.S. acquisitions, Fairfax financed the acquisition, at the Canadian holding company, with an issue of subordinate voting shares and long term debt. The proceeds of this long term financing were invested in nSpire Re’s capital which then provided the acquisition financing to Fairfax’s U.S. holding company to complete the acquisition.

Related party transactions of nSpire Re, including its provision of reinsurance to affiliates, is effected on market terms and at market prices, and require approval by nSpire Re’s board of directors, three of whose five members are unrelated to Fairfax. nSpire Re’s accounts are audited annually by PricewaterhouseCoopers LLP, and its reserves are certified annually by Milliman USA and are included in the consolidated reserves on which PricewaterhouseCoopers LLP provides an annual valuation actuary’s report.
In January 2005, the European runoff group purchased Compagnie de Réassurance d’Ile de France (Corifrance), a French reinsurance company in runoff, for $59.8 (€44.0). The purchase price was the amount by which the $122.2 (€89.9) fair value of Corifrance’s assets exceeded the $62.4 (€45.9) fair value of Corifrance’s liabilities. As part of the consideration for the purchase, the European runoff group received an indemnity from the seller, capped at the amount of the purchase price, for any adverse development of the net reserves acquired.
During 2005, the simplification of Fairfax’s European runoff structure continued, with the elimination of various European holding companies.

Group Re
Consistent with the company’s objective of retaining more business for its own account in favourable market conditions, CRC (Bermuda), Wentworth and nSpire Re participate in the reinsurance of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms, including pricing, as the third party reinsurers. The provision of such reinsurance, which varies by program and by subsidiary, is shown separately as “Group Re”. Since 2004, Group Re, through nSpire Re, has also written third party business. Group Re’s cumulative pre-tax income since its inception in 2002 is $20.1, notwithstanding its hurricane-related $80.0 pre-tax loss in 2005.

Swiss Re Cover
As part of its acquisition of TIG effective April 13, 1999, Fairfax purchased a $1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary (the Swiss Re Cover), protecting it, on an aggregate basis, from adverse development of claims and uncollectible reinsurance above the aggregate reserves set up by all of its subsidiaries (including TIG, but not including other subsidiaries acquired after 1998) at December 31, 1998. At December 31, 2005, the company had ceded losses under this cover utilizing the full $1 billion limit of that cover ($1 billion at December 31, 2004).
As of December 31, 2002, Fairfax assigned the full benefit of the Swiss Re Cover to nSpire Re which had previously provided the indirect benefit of the Swiss Re Cover to TIG and the European runoff companies. Although Fairfax remains legally liable for its original obligations with respect to the Swiss Re Cover, under the terms of the assignment agreement, nSpire Re is responsible to Fairfax for all premium and interest payments after 2002 for any additional losses ceded to the Swiss Re Cover. At December 31, 2005, there remains no unused protection under the Swiss Re Cover (nil at December 31, 2004; $3.9 at December 31, 2003). At December 31, 2005, the premiums plus interest paid or earned on the Swiss Re Cover aggregated $564.2.
In December 2003, an affiliate of nSpire Re entered into a $300 revolving letter of credit facility with 11 banks which is used to provide letters of credit for reinsurance contracts of nSpire Re provided for the benefit of other Fairfax subsidiaries. The facility was increased to $450 during 2004. The facility is effectively secured by the assets held in trust derived from the premiums on the Swiss Re Cover and the interest thereon. The lenders have the ability, in the event of a default, to cause the commutation of this cover, thereby gaining access to the trust account assets. The aggregate amount of letters of credit issued from time to time under this facility

FAIRFAX FINANCIAL HOLDINGS LIMITED

may not exceed the agreed margined value of the assets in the trust account. Currently, there are $450 of letters of credit issued under this facility.
With the Odyssey Re Holdings IPO, effective June 14, 2001 further adverse development in Odyssey America Re’s and Odyssey Reinsurance Corporation’s claims and uncollectible reinsurance was no longer protected by the Swiss Re Cover. Similarly, with the Northbridge IPO, effective May 28, 2003 further adverse development in the claims and uncollectible reinsurance of the subsidiaries of Northbridge was no longer protected by the Swiss Re Cover. In each case, at the date of the IPO, ultimate reserves and claim payout patterns were contractually “fixed” for purposes of the Swiss Re Cover.
The premiums and interest paid for the Swiss Re Cover are placed into a trust account for the benefit of Swiss Re and are guaranteed by Fairfax to earn 7% per annum. The trust assets are managed by Hamblin Watsa and to the extent they earn less than 7% per annum, or the market value of the trust account assets falls below the required level, top-up payments into the trust account are required. For the year ended December 31, 2005, investment income (including realized gains and losses) from the assets in the trust account was $3.9 less than the contractual 7% per annum rate of interest. Since inception of the trust account in 1999, the cumulative investment income (including realized gains and losses) has exceeded the cumulative contractual 7% per annum rate of interest by $6.4.
The cessions to the Swiss Re Cover since inception have resulted from adverse development at the various operating segments, as follows:

	2004	2003	2002	2001	2000	1999	Cumulative
Canadian insurance	–	0.9	(0.1)	11.3	(9.7)	(3.2)	(0.8)
U.S. insurance	3.9	85.8	2.9	94.9	166.6	186.1	540.2
Reinsurance	–	–	–	–	22.6	53.3	75.9
Runoff and other	–	176.9	2.3	97.6	93.0	14.9	384.7

Total	3.9	263.6	5.1	203.8	272.5	251.1	1,000.0

The majority of the cumulative cessions to the Swiss Re Cover resulted from reserve deficiencies of $438.3 for TIG, $232.7 for the European runoff group and $193.1 for Crum & Forster. TIG is included in the Runoff segment since 2002 and U.S. insurance prior thereto.

Commutations
During 2005, in pursuance of Fairfax’s goal of simplifying its runoff structure and in recognition of the strength and stability achieved by TIG (U.S. runoff) since the commencement of TIG’s runoff in December 2002, TIG commuted the adverse development covers provided to it by Chubb Re and nSpire Re soon after the commencement of its runoff, and agreed to commute the adverse development cover provided to IIC (with which TIG merged soon after the commencement of its runoff) by Ridge Re (a subsidiary of Xerox) at the time of Xerox’s restructuring of its financial services businesses in 1992.
The Chubb Re/nSpire Re commutations resulted in a $103.1 operating loss taken in the second quarter of 2005 (the inception of Chubb Re cover had resulted in an $89.2 operating gain in 2003), while the Ridge Re commutation had no material effect on income. Normal effects of the commutations were that TIG’s net loss reserves (provision for claims) were increased by the amount of reserves which were formerly reinsured, and TIG’s cash was increased by the cash it received on the commutations – approximately $197 from the second quarter Chubb Re/nSpire Re commutations and approximately $373 from the Ridge Re commutation, which was agreed to during the fourth quarter and which closed at the beginning of March 2006. The $373 cash proceeds received on closing at the beginning of March 2006 was included in Accounts receivable and other at December 31, 2005.

Results and balance sheet
Set out below is a summary of the operating results of Runoff and other for the years ended December 31, 2005, 2004 and 2003.
Year ended December 31, 2005

	U.S.	Europe	Group Re	Total
Gross premiums written	14.8	28.6	334.2	377.6

Net premiums written	(15.2)	28.7	326.5	340.0

Net premiums earned	(20.1)	41.3	314.9	336.1
Losses on claims (excluding the reinsurance commutation below)	(181.4)	(247.0)	(337.9)	(766.3)
Operating expenses	(20.8)	(85.5)	(80.6)	(186.9)
Interest and dividends	49.0	(16.3)	9.9	42.6

Operating income (loss)	(173.3)	(307.5)	(93.7)	(574.5)
Realized gains (losses)	(0.1)	45.6	13.7	59.2

	(173.4)	(261.9)	(80.0)	(515.3)
Loss on reinsurance commutation(1)	(103.1)	–	–	(103.1)

Pre-tax (loss) before interest and other	(276.5)	(261.9)	(80.0)	(618.4)

Year ended December 31, 2004

	U.S.	Europe		Group Re	Total
Gross premiums written	67.8	117.1		399.3	584.2

Net premiums written	17.1	25.2		341.4	383.7

Net premiums earned	66.3	45.2		345.2	456.7
Losses on claims	(62.7)	(187.8)		(254.2)	(504.7)
Operating expenses	(55.3)	(72.1)		(78.4)	(205.8)
Interest and dividends	32.4	(14.2)		23.1	41.3

Operating income (loss)	(19.3)	(228.9)		35.7	(212.5)
Realized gains (except as noted below)	74.9	1.3		15.0	91.2

	55.6	(227.6)		50.7	(121.3)
Realized gains (losses) on intra-group sales	61.6 (2)	(10.3	) (3)	–	51.3

Pre-tax income (loss) before interest and other	117.2	(237.9)		50.7	(70.0)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2003

	U.S.	Europe	Group Re	Total
Gross premiums written	325.8	(26.1)	257.5	557.2

Net premiums written	(1.4)	46.1	268.8	313.5

Net premiums earned	196.1	96.3	242.2	534.6
Losses on claims	(429.0) (1)	(145.9)	(177.9)	(752.8)
Operating expenses	(159.7)	(54.4)	(61.4)	(275.5)
Interest and dividends	42.7	24.9	12.8	80.4

Operating income (loss)	(349.9)	(79.1)	15.7	(413.3)
Realized gains	213.8	91.6	5.9	311.3

Pre-tax income (loss) before interest and other	(136.1)	12.5	21.6	(102.0)

(1)	See “Commutations” on page 73.

(2)	Realized gain on the sale in the 2004 second quarter of Northbridge shares from the U.S. runoff companies to other Fairfax group companies, to facilitate the secondary offering of Northbridge shares by the company (this gain is eliminated on consolidation).

(3)	Realized loss on a sale in the 2004 first quarter of bonds from the European runoff companies to other Fairfax group companies (this loss is eliminated on consolidation).
The runoff and other pre-tax loss of $618.4 for the year ended December 31, 2005 included the following charges totaling $526.1:

•	$105.6 of Group Re losses from Hurricanes Katrina, Rita and Wilma;

•	$78.0 of reserve strengthening on certain U.S. runoff discontinued program business;

•	$43.8 of mark to market adjustments on runoff derivatives investments;

•	$138.8 of reserve strengthening in European runoff;

•	$139.2 as the result of reinsurance commutations and the settlement of reinsurance disputes; and

•	$20.7 in connection with the closure and consolidation of claims processing locations.
The remaining amount of pre-tax loss resulted from the continuing effect of operating and internal claims handling costs in excess of net investment income, partially offset by realized gains on securities sold. Prior to giving effect to the items listed above, the runoff and other pre-tax loss for 2005 was $92.3, below the company’s expectation of a runoff and other pre-tax loss of $100 for 2005.
As a result of actions taken in 2005 and planned for 2006, the company hopes to achieve a pre-tax operating result (excluding unusual items) approaching breakeven for the runoff and other segment in 2006.
Runoff cash flow is volatile and ensuring its sufficiency requires constant focus. This situation stems principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. During 2005, the runoff group required cash flow funding from Fairfax of approximately $163.5, excluding $75.0 in connection with Group Re hurricane losses. Commutations effected during 2004 and 2005 increased the U.S. runoff group’s unencumbered asset base, with the result that cash flow at the U.S. runoff operations appears adequate in 2006. The European runoff group is anticipated to require cash flow funding from Fairfax of $150 to $200 in 2006, prior to any management actions which would improve

European runoff cash flow and prior to the ultimate cash flow implications of the collateral substitution described in the next sentence. In connection with the restatement of the Skandia reinsurance contract referred to on page 68, in March 2006, nSpire Re replaced $78 of letters of credit with cash funding to OdysseyRe which required approximately $16 of additional funding from Fairfax in the first quarter of 2006.
Excluding the Northbridge gain, the U.S. runoff group’s pre-tax income of $55.6 in 2004 reflected operating and internal claims handling costs in excess of net investment income, substantially offset by realized gains (including the gain on the sale of Zenith National shares of $59.5).
Excluding the footnoted item, for the year ended December 31, 2004, the European runoff group had a pre-tax loss of $227.6, of which $75.0 reflected a strengthening of construction defect reserves, $22.5 related to various costs and losses allocated to the European runoff group and the remainder was primarily attributable to operating and internal claims handling costs in excess of net investment income and the investment income being reduced as a result of funds withheld requirements under the Swiss Re Cover.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Runoff and other as at December 31, 2005 and 2004.
December 31, 2005

	U.S.	European		Intrasegment	Runoff and
	Runoff	Runoff	Group Re	Eliminations	Other
Assets
Accounts receivable and other	420.6	189.9	46.3	(2.2)	654.6
Recoverable from reinsurers	2,519.2	1,629.0	40.4	(110.3)	4,078.3
Portfolio investments	1,313.8	1,113.5	497.5	–	2,924.8
Deferred premium acquisition costs	–	10.6	0.1	–	10.7
Future income taxes	697.7	98.9	0.7	–	797.3
Premises and equipment	0.7	7.8	–	–	8.5
Due from affiliates	122.2	43.3	–	(71.0)	94.5
Other assets	–	14.9	–	–	14.9
Investments in Fairfax affiliates	340.7	48.1	98.8	–	487.6

Total assets	5,414.9	3,156.0	683.8	(183.5)	9,071.2

Liabilities
Accounts payable and accrued liabilities	102.4	201.4	4.8	–	308.6
Securities sold but not yet purchased	3.9	–	–	–	3.9
Due to affiliates	–	–	71.0	(71.0)	–
Funds withheld payable to reinsurers	16.0	603.4	3.2	(2.2)	620.4
Provision for claims	3,926.4	2,078.6	385.4	(110.3)	6,280.1
Unearned premiums	23.1	41.7	90.9	–	155.7

Total liabilities	4,071.8	2,925.1	555.3	(183.5)	7,368.7

Shareholders’ equity	1,343.1	230.9	128.5	–	1,702.5

Total liabilities and shareholders’ equity	5,414.9	3,156.0	683.8	(183.5)	9,071.2

December 31, 2004

	U.S.	European		Intrasegment	Runoff and
	Runoff	Runoff	Group Re	Eliminations	Other
Assets
Accounts receivable and other	90.3	429.4	50.5	(90.7)	479.5
Recoverable from reinsurers	3,383.4	1,833.3	73.2	(237.3)	5,052.6
Portfolio investments	1,337.6	1,058.5	473.1	–	2,869.2
Deferred premium acquisition costs	–	7.0	–	–	7.0
Future income taxes	607.1	110.6	0.8	–	718.5
Premises and equipment	2.1	7.3	–	–	9.4
Due from affiliates	156.6	176.1	26.7	–	359.4
Other assets	–	28.9	–	–	28.9
Investments in Fairfax affiliates	278.9	102.4	80.0	–	461.3

Total assets	5,856.0	3,753.5	704.3	(328.0)	9,985.8

Liabilities
Accounts payable and accrued liabilities	139.6	214.1	6.9	–	360.6
Funds withheld payable to reinsurers	102.3	579.8	10.7	(90.7)	602.1
Provision for claims	4,117.1	2,409.9	367.8	(237.3)	6,657.5
Unearned premiums	21.9	27.6	88.8	–	138.3

Total liabilities	4,380.9	3,231.4	474.2	(328.0)	7,758.5

Shareholders’ equity	1,475.1	522.1	230.1	–	2,227.3

Total liabilities and shareholders’ equity	5,856.0	3,753.5	704.3	(328.0)	9,985.8

The balance sheet for Runoff and other represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. The European runoff balance sheet excludes the $1.6 billion of capital, previously discussed, which was provided to nSpire Re to facilitate the acquisitions of U.S. insurance and reinsurance companies. The following commentary relates to the balance sheet as at December 31, 2005.
Approximately $627.2 and $725.1 of the cash and short term investments and portfolio investments held by the U.S. runoff and the European runoff, respectively, are pledged in the ordinary course of carrying on their business, to support insurance and reinsurance obligations. Reinsurance recoverables include, in the U.S. runoff segment, $575.0 emanating from IIC, predominantly representing reinsurance recoverables on asbestos, pollution and health hazard claims, and include, in the European runoff segment, the $1 billion recoverable under the Swiss Re Cover.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The $797.3 future income taxes asset consists of $697.7 in the U.S. runoff segment, $98.9 in the European runoff segment, an $0.7 in Group Re. The $697.7 future income taxes asset on the U.S. runoff balance sheet consists principally of $217.5 of capitalized U.S. operating losses remaining available for use, approximately $163.4 of temporary differences and approximately $316.8 of capitalized U.S. operating losses which have already been used by other Fairfax subsidiaries within the U.S. consolidated tax return (and have therefore been eliminated in the preparation of the consolidated balance sheet) but which remain with the U.S. runoff companies on a stand-alone basis. The unused portion of the future income taxes asset may be realized (as it has been in recent years) by filing a consolidated tax return whereby TIG’s net operating loss carryforwards are available to offset taxable income at Crum & Forster, OdysseyRe and other Fairfax subsidiaries within the U.S. consolidated tax return.
Runoff and other’s investments in Fairfax affiliates consist of:

Affiliate	% interest
OdysseyRe (TIG)	15.8
Cunningham Lindsey (nSpire Re, CRC (Bermuda), TIG)	71.9
Fairfax Asia (Wentworth)	56.0
TRG Holdings (Class 1 shares) (nSpire Re/Wentworth)	47.4
Fairmont (TIG)	100.0
Funds withheld payable to reinsurers at the European runoff includes $564.2, held in a trust account, under the Swiss Re Cover.
U.S. runoff’s consolidated GAAP shareholders’ equity of $1,343.1 as at December 31, 2005, shown in the balance sheet above, differs from TIG’s standalone statutory surplus of $597.3 primarily because it includes future income taxes (TIG’s standalone $606.4 of the U.S. runoff’s consolidated $697.7 of future income taxes) and the reinsurance recoverables which are eliminated from the statutory surplus pursuant to a statutory schedule F penalty ($99.9, principally reinsurance due from non-U.S. reinsurers which are not licensed in the United States).

Interest expense
Interest expense increased to $184.6 for the year ended December 31, 2005 compared to $163.4 in 2004, reflecting interest expense on the net additional debt issued by Fairfax during 2004 and the OdysseyRe debt issued in the second quarter of 2005. Prior year interest expense at Fairfax was reduced as a result of the release of deferred interest rate swap gains on the buyback of debt discussed in note 7 to the consolidated financial statements. Increases in interest expense in 2004 as compared to 2003 relate to the timing of debt issues at Crum & Forster and OdysseyRe. The interest expense comprises the following:

	2005	2004	2003
Fairfax	121.7	104.6	115.0
Crum & Forster	32.9	33.2	18.7
OdysseyRe	30.0	25.6	12.7

	184.6	163.4	146.4

Corporate overhead and other
Corporate overhead and other consists of the expenses of all of the group holding companies net of the company’s investment management and administration fees and investment income on Fairfax’s cash, short term investments and marketable securities, and comprises the following:

	2005	2004	2003
Fairfax corporate overhead (net of investment income)	25.6	56.9	16.1
Investment management and administration fees	(55.8)	(32.7)	(36.5)
Corporate overhead of subsidiary holding companies	44.5	31.9	18.2
Internet and technology expenses	2.8	9.6	19.1
Other	(8.7)	8.4	16.1

	8.4	74.1	33.0

Corporate overhead in 2005 decreased at Fairfax from the prior year due to increased investment income, and increased at the subsidiary holding companies due primarily to additional professional fees, including for reviews pursuant to Sarbanes-Oxley, and personnel retirement costs. Investment management and administration fees increased due to the growth of investment assets and higher performance fees for investment management. Internet and technology expenses decreased in 2005 as over one-third of the revenues of MFX, the company’s technology subsidiary, were derived from a significant number of third party clients.
Increases in 2004 corporate overhead as compared to 2003 related primarily to additional professional fees, personnel retirement costs and the inclusion of charitable donations in overhead.

Taxes
The company recorded an income tax recovery of $66.3 on its consolidated statement of earnings in 2005 due to the significant losses in the year. This income tax benefit is lower than might be expected principally due to runoff losses incurred in jurisdictions with lower income tax rates, certain expenses which are not deductible for tax and certain runoff losses on which no tax benefits have been recognized.
Non-controlling interests
The non-controlling interests on the company’s consolidated statements of earnings represent the public minority interests in the net income or loss of Northbridge, OdysseyRe and Cunningham Lindsey, as summarized in the table below.

	2005	2004	2003
Northbridge	66.7	48.5	12.4
OdysseyRe	(21.6)	36.2	56.3
Cunningham Lindsey	1.3	(5.1)	(4.2)

	46.4	79.6	64.5

Non-controlling interests on the consolidated balance sheet as at December 31, 2005 represent the minority shareholders’ 40.8% share of the underlying net assets of Northbridge ($358.6), 19.9% share of the underlying net assets of OdysseyRe ($371.5) and 19.0% share of the underlying net assets of Cunningham Lindsey ($13.0). All of the assets and liabilities, including long term debt, of these companies are included in the company’s consolidated balance sheet.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for Claims
Since 1985, in order to ensure so far as possible that the company’s provision for claims (often called “reserves”) is adequate, management has established procedures so that the provision for claims at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the chief actuary at Fairfax’s head office, and one or more independent actuaries, including an independent valuation actuary whose report appears in each Annual Report.
In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly, or to support letters of credit issued for the following purposes, are regulatory deposits (such as with states for workers’ compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.2 billion of cash and investments pledged by the company’s subsidiaries, referred to in note 5 to the consolidated financial statements, has been pledged in the ordinary course of business to support the pledging subsidiary’s own obligations, as described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).
Claim provisions are established by the case method as claims are reported. The provisions are subsequently adjusted as additional information on the estimated amount of a claim becomes known during the course of its settlement. A provision is also made for management’s calculation of factors affecting the future development of claims including IBNR (incurred but not reported) based on the volume of business currently in force and the historical experience on claims.
As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years are required before a meaningful comparison of actual losses to the original provisions can be developed.
The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development means that the original reserve estimates were lower than subsequently indicated. The $558.3 aggregate unfavourable development in 2005 is comprised as shown in the following table:

Favourable
(unfavourable)
Northbridge	31.4
U.S. insurance	31.3 (1)
Fairfax Asia	(5.1)
OdysseyRe	(166.5)
Runoff and other	(449.4)

Total	(558.3)

(1)	Net of $26.7 of redundancies inuring to the benefit of aggregate stop loss covers.
The following table presents a reconciliation of the provision for claims and loss adjustment expense (LAE) for the insurance, reinsurance and runoff and other lines of business for the past five years. As shown in the table, the sum of the provision for claims for all of Fairfax’s insurance, reinsurance and runoff and other operations is $16,235.1 as at December 31, 2005 – the amount shown as Provision for claims on Fairfax’s consolidated balance sheet.
Reconciliation of Provision for Claims and LAE as at December 31

	2005	2004	2003	2002	2001
Insurance subsidiaries owned throughout the year – net of indemnification	3,037.3	2,699.8	2,356.7	1,932.1	1,938.6
Insurance subsidiaries acquired during the year	–	21.1	–	–	16.1

Total insurance subsidiaries	3,037.3	2,720.9	2,356.7	1,932.1	1,954.7

Reinsurance subsidiaries owned throughout the year	3,865.4	3,055.4	2,340.9	1,834.3	1,674.4
Reinsurance subsidiaries acquired during the year	–	77.1	–	10.3	–

Total reinsurance subsidiaries	3,865.4	3,132.5	2,340.9	1,844.6	1,674.4

Runoff and other subsidiaries owned throughout the year	2,421.3	1,968.1	2,463.6	3,343.6	3,309.3
Runoff and other subsidiaries acquired during the year	38.2	–	–	40.5	–

Total runoff and other subsidiaries	2,459.5	1,968.1	2,463.6	3,384.1	3,309.3

Federated Life	–	26.2	24.1	18.3	18.4

Total provision for claims and LAE	9,362.2	7,847.7	7,185.3	7,179.1	6,956.8
Reinsurance gross-up	6,872.9	7,318.3	7,386.9	6,232.5	6,880.4

Total including gross-up	16,235.1	15,166.0	14,572.2	13,411.6	13,837.2

The nine tables that follow show the reconciliation and the reserve development of Northbridge (Canadian insurance), U.S. insurance, Fairfax Asia (Asian insurance), OdysseyRe

FAIRFAX FINANCIAL HOLDINGS LIMITED

(reinsurance) and Runoff and other’s net provision for claims. Because business is written in various locations, there will necessarily be some distortions caused by foreign exchange fluctuations. The insurance operations’ tables are presented in Canadian dollars for Northbridge (Canadian insurance) and in U.S. dollars for U.S. and Asian insurance. The OdysseyRe (reinsurance) and Runoff and other tables are presented in U.S. dollars as the reinsurance and runoff businesses are substantially transacted in that currency.
In all cases, the company strives to establish adequate provisions at the original valuation date, so that if there is any development from the past, it will be favourable development. The reserves will always be subject to upward or downward development in the future, and future development could be significantly different from the past due to many unknown factors.
With regard to the four tables below showing claims reserve development, note that when in any year there is a redundancy or reserve strengthening for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

Canadian Insurance – Northbridge
The following table shows for Northbridge (excluding Federated Life, which was sold in 2005) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2001 through 2005. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – Northbridge

	2005	2004	2003	2002	2001
	(In Cdn $)
Provision for claims and LAE at January 1	1,153.9	855.4	728.9	621.9	585.5

Incurred losses on claims and LAE
Provision for current accident year’s claims	825.9	736.3	619.6	525.5	456.0
Foreign exchange effect on claims	(5.8)	(13.3)	(27.2)	(1.5)	–
Increase (decrease) in provision for prior accident years’ claims	(38.1)	15.0	19.2	8.2	32.4

Total incurred losses on claims and LAE	782.0	738.0	611.6	532.2	488.4

Payments for losses on claims and LAE
Payments on current accident year’s claims	(248.1)	(206.1)	(211.4)	(224.5)	(228.3)
Payments on prior accident years’ claims	(279.1)	(233.4)	(273.7)	(200.7)	(223.7)

Total payments for losses on claims and LAE	(527.2)	(439.5)	(485.1)	(425.2)	(452.0)

Provision for claims and LAE at December 31	1,408.7	1,153.9	855.4	728.9	621.9
Exchange rate	0.8561	0.8347	0.7738	0.6330	0.6264
Provision for claims and LAE at December 31 converted to U.S. dollars	1,205.9	963.1	661.9	461.4	389.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Northbridge (excluding Federated Life, which was sold in 2005) the original provision for claims reserves including LAE at each calendar year-end commencing in 1995, the subsequent cumulative payments made from these years and the subsequent re-estimated amount of these reserves.
Provision for Northbridge’s Claims Reserve Development

As at
December 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
	(In Cdn$)
Provision for claims including LAE	532.7	552.8	569.0	593.3	603.3	585.5	621.9	728.9	855.4	1,153.9	1,408.7
Cumulative payments as of:
One year later	178.8	195.0	193.5	196.8	218.9	223.7	200.7	273.7	233.4	279.1
Two years later	280.4	298.2	294.4	315.9	334.4	333.8	366.6	396.9	377.9
Three years later	348.1	369.6	377.0	393.3	417.8	458.2	451.4	500.1
Four years later	400.8	428.6	441.1	455.4	516.9	525.3	527.2
Five years later	437.5	470.3	487.2	533.1	566.7	573.9
Six years later	468.5	498.4	545.6	567.4	600.7
Seven years later	487.2	547.0	572.2	590.4
Eight years later	528.3	567.1	588.4
Nine years later	544.3	579.4
Ten years later	553.6
Reserves re-estimated as of:
One year later	516.1	550.3	561.5	573.9	596.7	617.9	630.1	724.8	864.8	1,114.6
Two years later	526.2	551.2	556.6	574.1	621.6	634.3	672.3	792.1	880.8
Three years later	528.7	552.2	561.0	593.3	638.0	673.9	721.8	812.2
Four years later	529.0	556.6	580.7	607.3	674.9	717.2	741.6
Five years later	528.5	567.2	592.3	644.6	711.8	724.5
Six years later	537.3	579.3	624.8	673.5	714.0
Seven years later	547.6	607.5	650.8	674.4
Eight years later	574.9	630.8	652.2
Nine years later	596.0	631.8
Ten years later	596.6
Favourable (unfavourable) development	(63.9)	(79.0)	(83.2)	(81.1)	(110.7)	(139.0)	(119.7)	(83.3)	(25.4)	39.3
(Amounts in this paragraph are in Canadian dollars.) The strengthening of the Canadian dollar against the U.S. dollar during 2005 had a favourable impact of $5.8 (of which $1.2 related to prior years) on Commonwealth’s (and thus Northbridge’s) reserves. Excluding the currency translation effect, Northbridge experienced $38.1 in favourable reserve development during 2005. The net amount of $38.1 is comprised of favourable reserve development at Lombard ($7.9), Federated ($1.8), Markel ($2.7) and Commonwealth ($25.7). The favourable development relates generally to better than expected development on property lines in the most recent accident years.
As shown in Northbridge’s annual report, on an accident year basis (under which all claims attribute back to the year of loss, regardless of when they are reported or adjusted), Northbridge’s annual weighted average reserve development during the last ten accident years has been favourable (redundant) by 4.8%.

U.S. Insurance
The following table shows for Fairfax’s U.S. insurance operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2001 through 2005. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – U.S. Insurance

	2005	2004		2003	2002	2001
Provision for claims and LAE at January 1	1,703.1	1,669.7		1,447.6	1,535.5	1,946.1

Incurred losses on claims and LAE
Provision for current accident year’s claims	785.9	795.4		585.5	517.4	545.6
Increase (decrease) in provision for prior accident years’ claims	(31.3)	(30.1	) (1)	40.5	20.8	(13.0)

Total incurred losses on claims and LAE	754.6	765.3		626.0	538.2	532.6

Payments for losses on claims and LAE
Payments on current accident year’s claims	(171.5)	(185.6)		(123.8)	(148.0)	(180.6)
Payments on prior accident years’ claims	(529.5)	(546.3)		(280.1)	(478.1)	(762.6)

Total payments for losses on claims and LAE	(701.0)	(731.9)		(403.9)	(626.1)	(943.2)

Provision for claims and LAE at December 31	1,756.7	1,703.1		1,669.7	1,447.6	1,535.5

(1)	Offset in Crum & Forster’s underwriting results by ceding premiums paid on strengthening prior years’ loss reserves, resulting in a net cost to Crum & Forster of $25.0.
The following table shows for Fairfax’s U.S. insurance operations the original provision for claims reserves including LAE at each calendar year-end commencing in 1995, the subsequent cumulative payments made from these years and the subsequent re-estimated amounts of these reserves. The following U.S. insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year Acquired
Fairmont (Ranger)	1993
Crum & Forster	1998
Seneca	2000

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for U.S. Insurance Operations’ Claims Reserve Development

As at
December 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Provision for claims including LAE	157.8	187.6	184.0	2,688.4	2,311.4	1,946.1	1,535.5	1,447.6	1,669.7	1,703.1	1,756.7
Cumulative payments as of:
One year later	69.4	79.8	70.1	754.4	782.8	762.6	478.1	280.1	546.3	529.5
Two years later	119.9	125.3	128.0	1,361.8	1,396.7	1,127.7	690.8	702.4	912.8
Three years later	135.2	157.5	168.9	1,819.4	1,663.7	1,259.5	1,025.7	982.8
Four years later	155.2	184.1	212.8	2,092.7	1,728.2	1,524.6	1,251.5
Five years later	171.8	204.6	222.7	2,116.0	1,982.2	1,705.5
Six years later	174.8	209.3	259.1	2,306.0	2,159.3
Seven years later	175.3	244.5	276.1	2,462.3
Eight years later	204.9	261.0	274.3
Nine years later	220.3	258.4
Ten years later	217.8
Reserves re-estimated as of:
One year later	183.2	196.3	227.8	2,718.1	2,356.5	1,933.1	1,556.3	1,488.0	1,639.6	1,671.8
Two years later	190.9	229.1	236.3	2,712.3	2,411.9	1,950.9	1,630.0	1,498.4	1,673.8
Three years later	210.8	236.3	251.9	2,762.1	2,425.3	1,971.3	1,644.7	1,527.9
Four years later	212.9	246.7	279.0	2,777.2	2,441.9	1,985.9	1,672.8
Five years later	216.2	261.1	279.0	2,791.7	2,473.7	2,010.2
Six years later	220.6	261.1	279.7	2,835.1	2,505.4
Seven years later	220.6	261.4	281.0	2,863.3
Eight years later	220.0	263.6	281.6
Nine years later	222.6	262.4
Ten years later	221.4
Favourable (unfavourable) development	(63.6)	(74.8)	(97.6)	(174.9)	(194.0)	(64.1)	(137.3)	(80.3)	(4.1)	31.3
In 2005 there was favourable development of $58.0 prior to $26.7 inuring to the benefit of retroactive aggregate stop loss covers, resulting in a net redundancy of $31.3. The net favourable development was comprised of favourable development of $99.7 on accident years 1999 through 2004, with approximately 60% emanating from property and commercial multi-peril business and the balance from casualty business, and favourable emergence on non-latent umbrella and casualty reserves from older accident years, partially offset by adverse development on asbestos and environmental liabilities and by the strengthening of surety lines of business (exited in 2005).

Asian Insurance – Fairfax Asia
The following table shows for Fairfax Asia the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2001 through 2005. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – Fairfax Asia

	2005	2004	2003	2002	2001
Provision for claims and LAE at January 1	54.7	25.1	23.1	29.6	11.0

Incurred losses on claims and LAE
Provision for current accident year’s claims	39.6	24.9	20.6	20.1	6.9
Foreign exchange effect on claims	(0.2)	–	–	–	–
Increase (decrease) in provision for prior accident years’ claims	5.1	(0.2)	(0.7)	3.2	2.4

Total incurred losses on claims and LAE	44.5	24.7	19.9	23.3	9.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(11.2)	(8.3)	(7.8)	(10.8)	(1.1)
Payments on prior accident years’ claims	(13.3)	(7.9)	(10.1)	(19.0)	(5.7)

Total payments for losses on claims and LAE	(24.5)	(16.2)	(17.9)	(29.8)	(6.8)

Provision for claims and LAE at December 31 before the undernoted	74.7	33.6	25.1	23.1	13.5
Provision for claims and LAE for Winterthur (Asia) at December 31	–	–	–	–	16.1
Provision for claims and LAE for First Capital at December 31	–	21.1	–	–	–

Provision for claims and LAE at December 31	74.7	54.7	25.1	23.1	29.6

The following table shows for Fairfax Asia the original provision for claims reserves including LAE at each calendar year-end commencing in 1998 (when Fairfax Asia began), the subsequent cumulative payments made from these years and the subsequent re-estimated amount of these reserves. The following Asian insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year Acquired
Falcon	1998
Winterthur (Asia)	2001
First Capital	2004

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for Fairfax Asia’s Claims Reserve Development

As at December 31	1998	1999	2000	2001	2002	2003	2004	2005
Provision for claims including LAE	5.6	9.2	11.0	29.6	23.1	25.1	54.7	74.7
Cumulative payments as of:
One year later	0.9	2.3	5.7	19.0	10.1	7.9	13.3
Two years later	1.4	5.3	7.9	26.1	14.1	13.1
Three years later	3.2	6.3	9.7	27.9	16.5
Four years later	3.4	7.0	10.8	29.1
Five years later	3.4	7.1	11.6
Six years later	3.4	7.2
Seven years later	3.5
Reserves re-estimated as of:
One year later	5.6	8.9	13.4	32.8	22.4	24.9	59.6
Two years later	3.5	9.1	14.1	32.3	22.2	23.1
Three years later	3.8	9.3	13.6	32.2	21.3
Four years later	3.8	8.3	13.3	31.5
Five years later	3.6	8.0	12.8
Six years later	3.5	7.5
Seven years later	3.5
Favourable (unfavourable) development	2.1	1.7	(1.8)	(1.9)	1.8	2.0	(4.9)
Fairfax Asia experienced unfavourable development in 2005, mainly relating to professional indemnity claims at First Capital.

Reinsurance – OdysseyRe
The following table shows for OdysseyRe the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2001 through 2005. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims –
OdysseyRe

	2005	2004	2003	2002	2001
Provision for claims and LAE at January 1	3,132.5	2,340.9	1,844.6	1,674.4	1,666.8

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,888.9	1,441.1	1,208.0	920.0	702.7
Foreign exchange effect on claims	(28.1)	24.9	14.8	5.1	(0.4)
Increase in provision for prior accident years’ claims	166.5	181.2	116.9	66.0	23.0

Total incurred losses on claims and LAE	2,027.3	1,647.2	1,339.7	991.1	725.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(380.7)	(300.3)	(241.6)	(215.0)	(121.5)
Payments on prior accident years’ claims	(913.7)	(632.4)	(601.8)	(616.2)	(596.2)

Total payments for losses on claims and LAE	(1,294.4)	(932.7)	(843.4)	(831.2)	(717.7)

Provision for claims and LAE at December 31 before the undernoted	3,865.4	3,055.4	2,340.9	1,834.3	1,674.4
Provision for claims and LAE for First Capital at December 31	–	–	–	10.3	–
Provision for claims and LAE at December 31 for Opus Re	–	77.1 (1)	–	–	–

Provision for claims and LAE at December 31	3,865.4	3,132.5	2,340.9	1,844.6	1,674.4

(1)	Reflects the removal to the Fairfax Asia segment of First Capital’s provision for claims and LAE.
The following table shows for OdysseyRe the original provision for claims reserves including LAE at each calendar year-end commencing in 1996 (the year of Fairfax’s first reinsurance company acquisition), the subsequent cumulative payments made from these years and the subsequent re-estimated amount of these reserves.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for OdysseyRe’s Claims Reserve Development

As at
December 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Provision for claims including LAE	1,991.8	2,134.3	1,987.6	1,831.5	1,666.8	1,674.4	1,844.6	2,340.9	3,132.5	3,865.4
Cumulative payments as of:
One year later	456.8	546.1	594.1	608.5	596.2	616.2	601.8	632.4	913.7
Two years later	837.2	993.7	1,054.6	1,041.3	1,009.9	985.4	998.8	1,212.9
Three years later	1,142.1	1,341.5	1,352.9	1,332.8	1,276.4	1,295.5	1,423.6
Four years later	1,349.2	1,517.6	1,546.2	1,505.5	1,553.1	1,601.6
Five years later	1,475.0	1,648.3	1,675.4	1,718.4	1,802.2
Six years later	1,586.2	1,754.9	1,828.1	1,901.2
Seven years later	1,680.3	1,848.5	1,941.1
Eight years later	1,757.7	1,928.5
Nine years later	1,820.3
Reserves re-estimated as of:
One year later	2,106.7	2,113.0	2,033.8	1,846.2	1,689.9	1,740.4	1,961.5	2,522.1	3,299.0
Two years later	2,121.0	2,151.3	2,043.0	1,862.2	1,768.1	1,904.2	2,201.0	2,782.1
Three years later	2,105.0	2,130.9	2,043.7	1,931.4	1,987.9	2,155.2	2,527.7
Four years later	2,073.6	2,128.2	2,084.8	2,113.2	2,241.1	2,468.0
Five years later	2,065.8	2,150.3	2,215.6	2,292.2	2,535.0
Six years later	2,065.6	2,207.1	2,305.5	2,526.7
Seven years later	2,067.9	2,244.3	2,429.1
Eight years later	2,094.2	2,326.2
Nine years later	2,167.3
Favourable (unfavourable) development	(175.5)	(191.9)	(441.5)	(695.2)	(868.2)	(793.6)	(683.1)	(441.2)	(166.5)
The unfavourable development of $166.5 in 2005 included $15.0 of development on the 2004 third quarter hurricanes, with the remaining increases predominantly attributable to U.S. casualty classes of business (including asbestos) written in 2001 and prior, which were partially offset by favorable reserve development related to business written in 2003 and 2004. Also reflected in OdysseyRe’s 2005 underwriting results are $22.5 of additional premium paid on the strengthening of prior years’ loss reserves.
Runoff and Other
The following table shows for Fairfax’s runoff and other operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2001 through 2005. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Runoff and Other

	2005		2004	2003	2002	2001
Provision for claims and LAE at January 1	1,968.1		2,463.6	3,384.1	3,309.3	3,501.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	389.8		399.4	580.7	871.2	1,106.8
Foreign exchange effect on claims	17.0		81.1	66.7	3.0	38.3
Increase in provision for prior accident years’ claims	449.4		102.8	299.9	241.3	388.3
Recovery under Swiss Re Cover	–		(3.9)	(263.6)	(5.2)	(210.5)

Total incurred losses on claims and LAE	856.2		579.4	683.7	1,110.3	1,322.9

Payments for losses on claims and LAE
Payments on current accident year’s claims	(86.7)		(51.2)	(74.2)	(172.3)	(264.3)
Payments on prior accident years’ claims	(316.3	) (1)	(1,023.7)	(1,530.0)	(903.7)	(1,251.2)

Total payments for losses on claims and LAE	(403.0)		(1,074.9)	(1,604.2)	(1,076.0)	(1,515.5)

Provision for claims and LAE at December 31 before the undernoted	2,421.3		1,968.1	2,463.6	3,343.6	3,309.3
Provision for claims and LAE for Corifrance at December 31	38.2		–	–	–	–
Provision for claims and LAE for Old Lyme at December 31	–		–	–	40.5	–

Provision for claims and LAE at December 31	2,459.5		1,968.1	2,463.6	3,384.1	3,309.3

(1)	Reduced by $570.3 of proceeds received and proceeds due from two significant commutations referred to in “Commutations” on page 73.
The unfavourable development of $449.4 in 2005 was comprised of $139.2 from reinsurance commutations and the settlement of reinsurance disputes; $120.7 from U.S. runoff, relating primarily to development on prior years’ workers’ compensation claims and unallocated loss adjustment expenses; $175.3 from European runoff, consisting of development at RiverStone Insurance UK, World Trade Center losses at Syndicate 3500, uncollectible reinsurance, discontinued public entity excess business and unallocated loss adjustment expenses; and $14.2 relating primarily to prior years’ casualty business at CRC (Bermuda) and the discontinued CTR life business at Wentworth.
Asbestos, Pollution and Other Hazards
         General APH Discussion
A number of Fairfax’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims, claims alleging injury, damage or clean up costs arising from environmental pollution, and other health hazard or mass tort (APH) claims. The vast majority of these claims are presented under policies written many years ago.
There is a great deal of uncertainty surrounding these types of claims. This uncertainty impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and

FAIRFAX FINANCIAL HOLDINGS LIMITED

related settlement expenses. The majority of these claims differ from any other type of claim because there is little consistent precedent to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by inconsistent court decisions and judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify APH exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent emerging legal doctrine.
Since Fairfax’s acquisition of TRG in 1999, RiverStone has managed the group’s direct APH claims. In light of the intensive claim settlement process for these claims, which involves comprehensive fact gathering and subject matter expertise, management believes it is prudent to have a centralized claim facility to handle these claims on behalf of all the Fairfax groups. RiverStone’s APH claim staff focuses on defending Fairfax against unwarranted claims, pursuing aggressive claim handling and proactive resolution strategies, and minimizing costs. Over half of the professional members of this staff are attorneys experienced in asbestos and environmental pollution liabilities. OdysseyRe also has a dedicated claim unit which manages its APH exposure. This unit performs audits of policyholders with significant asbestos and environmental pollution to assess their potential liabilities. This unit also monitors developments within the insurance industry that might have a potential impact on OdysseyRe’s reserves.
Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from APH exposures at year-end 2005, 2004, and 2003 and the movement in gross and net reserves for those years:

	2005		2004		2003

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for APH claims and ALAE at January 1	1,440.1	375.0	1,460.0	426.1	1,402.7	419.5
APH losses and ALAE incurred during the year	112.9	45.2	184.4	(0.5)	300.1	61.8
APH losses and ALAE paid during the year	269.0	54.6	204.3	50.6	242.8	55.2
Provision for APH claims and ALAE at December 31	1,284.0	365.6	1,440.1	375.0	1,460.0	426.1
Operating Companies
Provision for APH claims and ALAE at January 1	878.0	675.6	838.5	654.0	723.0	565.7
APH losses and ALAE incurred during the year	102.9	92.9	168.5	125.7	235.4	173.2
APH losses and ALAE paid during the year	129.7	92.6	129.0	104.1	119.9	84.9
Provision for APH claims and ALAE at December 31	851.2	675.9	878.0	675.6	838.5	654.0
Fairfax Total
Provision for APH claims and ALAE at January 1	2,318.1	1,050.6	2,298.5	1,080.1	2,125.7	985.2
APH losses and ALAE incurred during the year	215.8	138.1	352.9	125.3	535.5	235.0
APH losses and ALAE paid during the year	398.7	147.2	333.3	154.7	362.7	140.1
Provision for APH claims and ALAE at December 31	2,135.2	1,041.5	2,318.1	1,050.6	2,298.5	1,080.1
Of the $61.8 shown for runoff companies as the net incurred loss and ALAE for 2003, $24.7 relates to a one-time reclassification of reserves from non-latent classes into asbestos.
         Asbestos Claim Discussion
Asbestos continues to be the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. The company believes that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Generally speaking, only policies underwritten prior to 1986 have potential asbestos exposure, since most policies underwritten after this date contain an absolute asbestos exclusion.
In recent years, especially from 2001 through 2003, the industry had experienced increasing numbers of asbestos claimants, including claims from individuals who do not appear to be impaired by asbestos exposure. Since 2003, however, new claim filings have been fairly stable. It is possible that the increases observed in the early part of the decade were triggered by various state tort reforms (discussed immediately below). At this point, it is too early to tell whether claim filings will return to pre-2004 levels, remain stable, or begin to decrease.
Since 2001, several states have proposed, and in many cases enacted, tort reform statutes that impact asbestos litigation by, for example, making it more difficult for a diverse group of plaintiffs to jointly file a single case, reducing “forum-shopping” by requiring that a potential plaintiff must have been exposed to asbestos in the state in which he/she files a lawsuit, or permitting consolidation of discovery. These statutes typically apply to suits filed after a stated date. When a statute is proposed or enacted, asbestos defendants often experience a marked increase in new lawsuits, as plaintiffs’ attorneys rush to file before the effective date of the legislation. Some of this increased claim volume likely represents an acceleration of valid claims that would have been brought in the future, while some claims will likely prove to have little or no merit. As many of these claims are still pending, it is still too early to tell what portion of the increased number of suits represents valid claims. Also, the acceleration of claims increases the uncertainty surrounding projections of future claims in the affected jurisdictions. The company’s reserves include a provision which is considered prudent for the ultimate cost of claims filed in these jurisdictions.
Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures at year-end 2005, 2004, and 2003 and the movement in gross and net reserves for those years:

	2005		2004		2003

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for asbestos claims and ALAE at January 1	962.0	250.8	901.5	278.1	804.0	218.1
Asbestos losses and ALAE incurred during the year	105.4	39.9	199.9	1.7	260.7	77.1
Asbestos losses and ALAE paid during the year	210.6	42.3	139.3	29.0	163.2	17.2
Provision for asbestos claims and ALAE at December 31	856.8	248.4	962.0	250.8	901.5	278.1
Operating Companies
Provision for asbestos claims and ALAE at January 1	725.3	538.5	674.9	494.1	527.7	383.2
Asbestos losses and ALAE incurred during the year	83.6	75.7	141.4	113.8	242.6	168.3
Asbestos losses and ALAE paid during the year	106.6	68.2	91.1	69.4	95.4	57.4
Provision for asbestos claims and ALAE at December 31	702.3	546.0	725.3	538.5	674.9	494.1
Fairfax Total
Provision for asbestos claims and ALAE at January 1	1,687.3	789.3	1,576.4	772.2	1,331.7	601.3
Asbestos losses and ALAE incurred during the year	188.9	115.6	341.3	115.5	503.3	245.4
Asbestos losses and ALAE paid during the year	317.2	110.4	230.4	98.4	258.6	74.6
Provision for asbestos claims and ALAE at December 31	1,559.0	794.5	1,687.3	789.3	1,576.4	772.2
Of the $77.1 shown for runoff companies as the net incurred loss and ALAE for 2003, $24.7 relates to a one-time reclassification of reserves from non-latent classes into asbestos, and an additional $16.0 relates to a similar reclassification of reserves from environmental pollution into asbestos.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Following is an analysis of Fairfax’s U.S.-based subsidiaries’ gross and net loss and ALAE reserves for asbestos exposures at year-end 2005, 2004, and 2003 and the movement in gross and net reserves for those years (throughout this section, in the interests of clarity, TIG and International Insurance (IIC) are presented separately, notwithstanding their merger in December, 2002):

	2005		2004		2003

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for asbestos claims and ALAE at January 1	687.5	130.0	586.1	132.2	640.3	140.3
Asbestos losses and ALAE incurred during the year	58.4	(2.3)	196.4	1.8	87.9	2.0
Asbestos losses and ALAE paid during the year	153.1	3.6	95.0	4.0	142.1	10.1
Provision for asbestos claims and ALAE at December 31	592.8	124.1	687.5	130.0	586.1	132.2
Crum & Forster (C&F)
Provision for asbestos claims and ALAE at January 1	482.2	408.8	458.1	366.4	333.5	264.8
Asbestos losses and ALAE incurred during the year	29.7	31.5	87.0	90.5	195.7	149.8
Asbestos losses and ALAE paid during the year	85.0	63.6	62.8	48.1	71.1	48.2
Provision for asbestos claims and ALAE at December 31	426.9	376.7	482.2	408.8	458.1	366.4
OdysseyRe(1)
Provision for asbestos claims and ALAE at January 1	242.2	129.3	215.7	127.3	189.7	118.0
Asbestos losses and ALAE incurred during the year	54.2	44.4	54.6	22.6	46.4	18.3
Asbestos losses and ALAE paid during the year	21.6	4.6	28.1	20.5	20.4	9.0
Provision for asbestos claims and ALAE at December 31	274.8	169.1	242.2	129.3	215.7	127.3
TIG
Provision for asbestos claims and ALAE at January 1	97.7	8.5	102.7	11.8	36.0	12.3
Asbestos losses and ALAE incurred during the year	1.4	5.1	0.0	0.0	75.3	2.6
Asbestos losses and ALAE paid during the year	4.4	2.1	5.0	3.3	8.6	3.1
Provision for asbestos claims and ALAE at December 31	94.7	11.5	97.7	8.5	102.7	11.8
Ranger (Fairmont)
Provision for asbestos claims and ALAE at January 1	0.9	0.4	1.1	0.4	4.5	0.3
Asbestos losses and ALAE incurred during the year	(0.3)	(0.3)	(0.1)	0.8	0.4	0.2
Asbestos losses and ALAE paid during the year	0.0	0.0	0.1	0.7	3.8	0.1
Provision for asbestos claims and ALAE at December 31	0.6	0.1	0.9	0.4	1.1	0.4

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with nSpire Re. In OdysseyRe’s financial disclosures, its net reserves include cessions under this reinsurance protection.
The policyholders with the most significant asbestos exposure are traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. IIC, which underwrote insurance generally for Fortune 500 type risks between 1971 and 1986 with mostly high layer excess liability coverages (as opposed to primary or umbrella policies), is exposed to these risks and has the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. As reflected above, these direct liabilities are very highly reinsured.
Fairfax’s other U.S.-based insurers have asbestos exposure related mostly to less prominent or “peripheral” defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products as well as premises owners. For the most part, these insureds are defendants on a regional rather than a nationwide basis. OdysseyRe has asbestos exposure arising from reinsurance contracts entered into before 1984. TIG has both direct and reinsurance assumed asbestos exposures. TIG’s net retention on its direct exposure is protected by an $89 APH reinsurance cover provided by Pyramid Insurance Company (owned by Aegon) which is fully collateralized and reflected in the above table. Additionally, TIG’s assumed exposure is 100% reinsured by ARC Insurance Company (also owned by Aegon); this reinsurance is fully collateralized and reflected in the above table.
Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, IIC and C&F, which have the bulk of Fairfax’s asbestos liabilities, evaluate their asbestos exposure on an insured-by-insured basis. Since the mid-1990s these entities have utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a comprehensive ground-up, exposure-based analysis that constitutes industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.
In the course of the insured-by-insured evaluation, the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defences. The evaluations are based on current trends without any consideration of potential federal asbestos legislation in the future. (See “Asbestos Legislative Reform Discussion” below.)
In addition to estimating liabilities for reported asbestos claims, IIC and C&F estimate reserves for additional claims to be reported in the future as well as the reopening of any claim closed in the past. This component of the total IBNR reserve is estimated using information as to the reporting patterns of known insureds, historical settlement costs per insured, and characteristics of insureds such as limits exposed, attachment points, and the number of coverage years.
Since their asbestos exposure is considerably less than that of IIC and C&F, OdysseyRe, TIG and Ranger do not use the above methodology to establish asbestos reserves. Case reserves are established where sufficient information has been developed to indicate the involvement of a specific insurance policy, and at Odyssey Re may include an additional amount as determined by that company’s dedicated asbestos and environmental pollution claims unit based on the claims audits of cedants. In addition, bulk IBNR reserves based on various methods such as loss development or market share, utilizing industry benchmarks of ultimate liability, are established to cover additional exposures on both reported and unasserted claims as well as for allocated claim adjustment costs.
The early part of this decade saw a rash of bankruptcies stemming from an increase in asbestos claims. As the rate of new claim filings has stabilized, so has the number of defendants seeking bankruptcy protection. Asbestos-related bankruptcies now total approximately 72 companies,

FAIRFAX FINANCIAL HOLDINGS LIMITED

an increase from 71 at year-end 2004. The following table presents an analysis of IIC’s and C&F’s exposure to these entities:

	IIC		C&F

	Number of	Limits	Number of	Limits
	Bankrupt	Potentially	Bankrupt	Potentially
	Defendants	At Risk ($)	Defendants	At Risk ($)
No insurance issued to defendant	49	–	52	–
Accounts resolved	13	–	17	–
No exposure due to asbestos exclusions	3	–	0	–
Potential future exposure	7	221	3	26

Total	72	221	72	26

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2005 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, impacts from the bankruptcy protection sought by asbestos producers and defendants, uncertainty as to whether new claim filings will return to pre-2004 levels, the resolution of disputes pertaining to the amount of coverage for “non-products” claims asserted under premises/operations general liability policies, and future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development. The Company’s asbestos reserves also do not reflect any impact from potential federal asbestos legislation, discussed below.
As part of the overall review of its asbestos exposure, Fairfax compares its level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid losses and ALAE for the past three years. The resulting ratio is a simple measure of the estimated number of years before the year-end loss and ALAE reserves would be exhausted using recent payment run rates (the higher the ratio, the more years the loss and ALAE reserves would be expected to cover). The following table presents the asbestos survival ratios for IIC, C&F and OdysseyRe:

IIC
Net loss and ALAE reserves	124.1
3-year average net paid losses and ALAE	5.9
3-year Survival Ratio	21.0

C&F
Net loss and ALAE reserves	376.7
3-year average net paid losses and ALAE	53.3
3-year Survival Ratio	7.1
OdysseyRe
Net loss and ALAE reserves	169.1
3-year average net paid losses and ALAE	11.4
3-year Survival Ratio	14.8

Asbestos Legislative Reform Discussion
The United States Congress has been unsuccessful for three decades in its efforts to create a federal solution to address the flood of asbestos litigation across the country and the associated corporate bankruptcies. There are two major competing plans for asbestos reform: medical criteria reform and a trust fund.
Medical criteria reform would establish uniform, tighter medical standards that asbestos claimants would be required to satisfy in order to succeed in an asbestos lawsuit. Advocates of this approach contend that such criteria would eliminate the vast numbers of claims from “unimpaired” plaintiffs, who can recover damages under existing tort law in most states. (An “unimpaired” claimant is generally defined to be a person who demonstrates some physical change that is consistent with asbestos caused injuries, but is not physically impaired as a result of that change.) The medical criteria approach would leave claims in the tort system, and also would not impact the relatively limited number of very expensive mesothelioma claims seen each year. (Mesothelioma is a cancer that is generally associated with asbestos exposure.)
The trust fund concept is more sweeping. In theory, it would replace the present state law-based tort system with a federal administrative system to pay asbestos claimants. Using medical criteria and pre-scheduled payment amounts or ranges, the trust fund would pay asbestos claimants and all tort remedies would be eliminated.
A federal trust fund solution received serious attention beginning in 2003 and the effort to enact such legislation continued in 2004 and 2005. In May of 2005, the Senate Judiciary Committee, on a largely party-line vote (Republicans in support, Democrats in opposition), reported out the Fairness in Asbestos Injury Resolution Act (S.852), commonly known as the “FAIR Act”.
S.852 would create a trust fund of up to $140 billion to pay asbestos injury claimants, funded by defendant companies and their insurers. It is the Senate Leadership’s position that this level of funding would provide substantially more money to asbestos claimants than the existing tort system, largely through the elimination of transactional costs and attorney fees. Concerns first voiced in the summer of 2003, i.e., lack of finality and certainty by significant components of both the insurance industry and asbestos defendant groups on the one hand, and inadequate funding for claimants by representatives of organized labor, on the other hand, continue today.
The insurance industry’s contribution to the fund would be $46 billion. Allocation of the industry’s contribution among individual companies would be left to a legislatively created commission directed to consider a variety of factors, including, but not limited to, historical payments and carried reserves, to establish a company’s required contribution to the fund.
President Bush continues to call on Congress to enact legislation to “halt baseless asbestos litigation and concentrate on providing awards to workers who are truly sick from asbestos exposure.” His office issued a statement in support of the passage of S.852. The statement advised that the Administration had serious concerns with certain provisions of the bill, but was looking “forward to working with Congress in order to strengthen and improve this important legislation before it is presented to the President for his signature.”
Debate on a federal trust fund solution to this issue began on the United States Senate floor in February 2006. If the Senate passes the legislation, the United States House of Representatives will then address it. As of this writing, it is not possible to predict whether federal asbestos reform will be enacted in 2006. It cannot be reasonably predicted what effect, if any, the enactment of some form of legislation would have on the financial position of the company. As stated above, the company’s asbestos reserves do not reflect any impact from potential future legislative reforms.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Environmental Pollution Discussion
Environmental pollution claims represent another significant exposure for Fairfax. However, pollution losses have been developing as expected over the past few years as a result of stable claim trends. Claims against Fortune 500 companies are declining, and while insureds with single-site exposures are still active, the Company has resolved the majority of disputes with insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.
Despite the stability of recent trends, there remains great uncertainty involved in estimating liabilities related to these exposures. First, the number of waste sites subject to cleanup is unknown. Today, approximately 1,238 sites are included on the National Priorities List (NPL) of the federal Environmental Protection Agency. State authorities have identified many additional sites. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty as to the federal “Superfund” law itself; at this time, it is not possible to predict what, if any, reforms to this law might be enacted by Congress, or the effect of any such changes on the insurance industry.
Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from pollution exposures at year-end 2005, 2004, and 2003 and the movement in gross and net reserves for those years:

	2005		2004		2003

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for pollution claims and ALAE at January 1	384.1	93.9	443.4	114.1	447.9	152.7
Pollution losses and ALAE incurred during the year	6.4	3.0	(17.5)	(4.9)	34.1	(23.7)
Pollution losses and ALAE paid during the year	34.4	7.7	41.8	15.4	38.6	14.8
Provision for pollution claims and ALAE at December 31	356.1	89.2	384.1	93.9	443.4	114.2
Operating Companies
Provision for pollution claims and ALAE at January 1	128.5	115.1	135.5	133.2	164.8	154.2
Pollution losses and ALAE incurred during the year	12.8	10.8	27.0	11.9	(8.2)	3.0
Pollution losses and ALAE paid during the year	17.8	20.0	34.0	30.0	21.1	24.0
Provision for pollution claims and ALAE at December 31	123.5	105.9	128.5	115.1	135.5	133.2
Fairfax Total
Provision for pollution claims and ALAE at January 1	512.6	209.0	578.8	247.3	612.6	306.9
Pollution losses and ALAE incurred during the year	19.3	13.8	9.6	7.0	25.9	(20.7)
Pollution losses and ALAE paid during the year	52.2	27.7	75.8	45.4	59.7	38.8
Provision for pollution claims and ALAE at December 31	479.7	195.1	512.6	209.0	578.8	247.4
Of the ($23.7) shown for runoff companies as the net incurred loss and ALAE for 2003, ($16.0) relates to a reclassification of reserves from environmental pollution into asbestos.

Following is an analysis of Fairfax’s U.S.-based subsidiaries’ gross and net loss and ALAE reserves from pollution exposures at year-end 2005, 2004, and 2003 and the movement in gross and net reserves for those years:

	2005		2004		2003

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for pollution claims and ALAE at January 1	263.0	63.7	291.2	73.0	303.1	81.1
Pollution losses and ALAE incurred during the year	0.6	1.4	(8.3)	(0.6)	6.7	(6.1)
Pollution losses and ALAE paid during the year	15.1	1.6	19.9	8.7	18.6	2.0
Provision for pollution claims and ALAE at December 31	248.5	63.5	263.0	63.7	291.2	73.0
C&F
Provision for pollution claims and ALAE at January 1	92.6	85.2	98.2	98.9	114.1	105.8
Pollution losses and ALAE incurred during the year	6.6	6.6	20.8	10.0	(6.7)	2.0
Pollution losses and ALAE paid during the year	18.0	17.6	26.4	23.7	9.2	8.9
Provision for pollution claims and ALAE at December 31	81.2	74.2	92.6	85.2	98.2	98.9
OdysseyRe(1)
Provision for pollution claims and ALAE at January 1	29.9	28.2	33.2	33.0	45.7	46.2
Pollution losses and ALAE incurred during the year	9.7	4.4	2.8	0.4	(3.4)	(0.8)
Pollution losses and ALAE paid during the year	(0.8)	1.9	6.2	5.1	9.1	12.4
Provision for pollution claims and ALAE at December 31	40.4	30.7	29.9	28.2	33.2	33.0
TIG
Provision for pollution claims and ALAE at January 1	102.1	16.0	116.0	17.4	88.2	28.5
Pollution losses and ALAE incurred during the year	(2.2)	(6.6)	1.3	1.3	46.5	1.6
Pollution losses and ALAE paid during the year	6.7	(3.4)	15.2	2.7	18.7	12.7
Provision for pollution claims and ALAE at December 31	93.2	12.8	102.1	16.0	116.0	17.4
Ranger (Fairmont)
Provision for pollution claims and ALAE at January 1	6.0	1.7	4.0	1.5	5.0	2.3
Pollution losses and ALAE incurred during the year	(3.5)	(0.3)	3.5	1.4	1.9	1.9
Pollution losses and ALAE paid during the year	0.6	0.6	1.4	1.2	2.9	2.7
Provision for pollution claims and ALAE at December 31	1.9	0.8	6.0	1.7	4.0	1.5

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with nSpire Re. In OdysseyRe’s financial disclosures, its net reserves include cessions under this reinsurance protection.
As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by Fairfax’s subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities. IIC and C&F evaluate the exposure presented by each insured and the anticipated cost of resolution utilizing ground-up, exposure-based analysis that constitutes industry “best practice” approach for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.
In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction. A provision for IBNR is developed, again using methodology similar to that for asbestos liabilities, and an estimate of ceded reinsurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

recoveries is calculated. At OdysseyRe, TIG, and Ranger, a bulk reserving approach is employed based on industry benchmarks of ultimate liability to establish reserves for both reported and unasserted claims as well as for allocated claim adjustment costs.
The following table presents the environmental pollution survival ratios on net loss and ALAE reserves for IIC, C&F, and OdysseyRe:

	IIC	C&F	OdysseyRe

Net loss and ALAE reserves	63.5	74.2	30.7
3-year average net paid loss and ALAE	4.1	16.7	6.5
3-year Survival Ratio	15.5	4.4	4.7
         Other Mass Tort/Health Hazards Discussion
In addition to asbestos and pollution, Fairfax faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based paint, noise-induced hearing loss, tobacco, mold, welding fumes, etc. As a result of its historical underwriting profile and its focus of excess liability coverage on Fortune 500 type entities, IIC has the bulk of these potential exposures within Fairfax. Presently, management believes that tobacco, silica, and to a lesser extent, lead paint and mold are the most significant health hazard exposures facing Fairfax.
Tobacco companies have not aggressively pursued insurance coverage for tobacco bodily injury claims. One notable exception is a Delaware state court coverage action, in which the Supreme Court of Delaware held in favor of the insurers on four issues: 1) tobacco health hazard exclusions, 2) products hazard exclusions, 3) advertising liability and 4) named insured provision. There are no active claims submitted by tobacco manufacturers to IIC. One tobacco manufacturer and its parent company have submitted notices of tobacco-related claims to TIG. One smokeless tobacco manufacturer has submitted notices of tobacco-related claims to C&F and has brought a declaratory judgment action. This matter has been settled. A small number of notices from distributors/retailers have also been submitted to TIG and C&F. In most instances, these distributors/retailers have reported that they have secured indemnification agreements from tobacco manufacturers.
Claims against manufacturers related to tobacco products include both individual and class actions alleging personal injury or wrongful death from tobacco exposure (including exposure to second-hand smoke); actions alleging risk of future injury; consumer protection actions alleging that the use of the terms “light” or “ultra light” constitutes deceptive and unfair trade practices; health care cost recovery actions brought by governmental and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking, and/or disgorgement of profits; and suits alleging violations of the civil RICO statute, including a suit taken through trial by the U.S. Department of Justice. The tobacco manufacturers generally continue to vigorously defend all claims. We are aware of one settlement by a manufacturer with an individual smoker for a bodily injury claim, but the terms of the settlement were not made public. Although significant judgments have been entered against various tobacco manufacturers, with few exceptions, the judgments are under appellate review.
Fairfax subsidiaries saw a decrease in the number of silica claims presented in 2005. RiverStone received silica claims on 34 new accounts in 2005 and reopened four accounts as a result of additional silica claims being filed. This is down from 70 new and five reopened silica accounts in 2004.
Two major developments in 2005 have made the pursuit of silica claims more difficult for the plaintiff bar. First, a number of doctors that were routinely used by plaintiff attorneys to screen potential clients for silica related injuries came under the scrutiny of a Texas Federal Court. In hearings before that Court, several diagnosing doctors openly disclaimed their prior findings of silicosis upon questioning by the judge and after being unable to explain how permanent signs of asbestosis that they diagnosed years earlier for the same patients had now disappeared. Secondly, tort reform was enacted in Mississippi in 2004 and in Texas in 2005. Many of the silica claims filed against Fairfax’s insureds are filed in these two states. The Mississippi reforms deter multi-plaintiff filings, establish strict venue rules, and cap punitive and non-economic damages. The Texas reforms establish objective medical criteria for silica cases and allow only those claimants who are actually impaired to pursue their claims in the judicial system while deferring the claims of those who are not impaired. They also prevent the “bundling” of multiple plaintiffs for trial. These reforms will likely lead to a decrease in the number of silica cases filed in Texas and Mississippi. Fairfax continues to monitor the impact of these two significant developments on its pending silica accounts as well as on new silica loss reports.
Fairfax saw a significant decrease in the number of new mold claims in 2005. To date, these claims have not presented a significant exposure to Fairfax subsidiaries. This is largely because of the failure of plaintiffs to prove a causal relationship between bodily injury and exposure to mold.
Fairfax subsidiaries have received notices of lead paint claims from former lead paint manufacturers. Two paint manufacturers brought coverage actions against their respective insurers, including certain Fairfax subsidiaries which issued excess policies. While Fairfax subsidiaries have been dismissed from one of these actions, there is potential exposure in the other litigation. In addition to individual actions, governmental actions have been brought against the paint industry alleging former lead paint companies are responsible for abating the presence of lead paint in buildings and for health care and educational costs for residents exposed to lead. Major developments in 2005 have changed the legal landscape for former lead paint manufacturers. The Wisconsin Supreme Court relieved plaintiffs of their burden of proving product identification and allowed a “risk contribution” approach, and courts in several other states have permitted governments to sue the paint manufacturers on a public nuisance theory. The former lead paint companies continue to vigorously defend these claims.
Following is an analysis of IIC’s and C&F’s gross and net reserves from health hazard exposures at year-end 2005, 2004, and 2003 and the movement in gross and net reserves for those years:

	2005		2004		2003

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for health hazards claims and ALAE at January 1	94.0	30.4	115.2	33.9	150.8	48.7
Health hazards losses and ALAE incurred during the year	1.1	2.2	2.0	2.7	5.3	8.5
Health hazards losses and ALAE paid during the year	24.0	4.6	23.2	6.2	40.9	23.3
Provision for health hazards claims and ALAE at December 31	71.1	28.0	94.0	30.4	115.2	33.9
C&F
Provision for health hazards claims and ALAE at January 1	24.2	22.0	28.2	26.6	30.5	28.3
Health hazards losses and ALAE incurred during the year	6.5	6.5	0.0	0.0	1.1	1.8
Health hazards losses and ALAE paid during the year	5.3	4.4	4.0	4.7	3.4	3.5
Provision for health hazards claims and ALAE at December 31	25.4	24.1	24.2	22.0	28.2	26.6
Similar to asbestos and pollution, traditional actuarial techniques cannot be used to estimate ultimate liability for these exposures. Some claim types were first identified ten or more years ago, for example, breast implants and specific pharmaceutical products. For these exposures, the reserve estimation methodology at IIC is similar to that for asbestos and pollution, i.e., an exposure-based approach based on all known, pertinent facts underlying the claim. This methodology cannot at the present time be applied to other claim types such as tobacco or silica as there are a number of significant legal issues yet to be resolved, both with respect to policyholder liability and the application of insurance coverage. For these claim types, a bulk

FAIRFAX FINANCIAL HOLDINGS LIMITED

IBNR reserve is developed based on benchmarking methods utilizing the ultimate cost estimates of more mature health hazard claims. The bulk reserve also considers the possibility of entirely new classes of health hazard claims emerging in the future. C&F uses benchmarking methods such as survival ratios to set reserves.
         Summary
Management believes that the APH reserves reported at December 31, 2005 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These APH reserves are continually monitored by management and reviewed extensively by independent consulting actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis and reviews of the APH exposures. However, to the extent that future social, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, particularly as they relate to asbestos and pollution claims, additional increases in loss reserves may emerge in future periods.
Reinsurance Recoverables
Fairfax’s subsidiaries purchase certain reinsurance so as to reduce their liability on the insurance and reinsurance risks which they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, a company must have high A.M. Best and/or Standard & Poor’s ratings and maintain capital and surplus exceeding $500. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary, including IIC.
Recoverable from reinsurers on the consolidated balance sheet ($7,655.7 in 2005) consists of future recoverables on unpaid claims ($6.9 billion), reinsurance receivable on paid losses ($535.3) and unearned premiums from reinsurers ($241.1). This $6.9 billion of future recoverables from reinsurers on unpaid claims is reduced from $7.2 billion at December 31, 2004, notwithstanding an increase in such recoverables in 2005 due to ceded losses from the 2005 hurricanes.
The following table shows Fairfax’s top 50 reinsurance groups (based on gross reinsurance recoverable net of specific provisions for uncollectible reinsurance) at December 31, 2005. These 50 reinsurance groups represent 86.0% of Fairfax’s total reinsurance recoverable. In the following table and the other tables in this section ending on page 107, reinsurance recoverables are reported net of intercompany reinsurance.

		A.M. Best
		Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
	Principal Reinsurer	equivalent)(1)	Recoverable(2)	Recoverable(3)
Group
Swiss Re	European Reinsurance Co. of Zurich	A+	2,017.2	1,083.6
Munich Re	American Reinsurance	A	830.0	418.4
Lloyd’s	Lloyd’s of London Underwriters	A	455.1	406.5
General Electric	Employers Reinsurance Company	A	284.7	252.0
Berkshire Hathaway	General Reinsurance Corp.	A++	278.0	253.0
Nationwide	Nationwide Mutual Insurance	A+	272.5	272.4
Aegon	ARC Re	(4)	221.0	9.2
HDI	Hannover Ruckversicherungs	A	214.6	140.2
AIG	Transatlantic Re	A+	173.0	155.1
AXA	AXA Reinsurance	A	153.3	106.0
Ace	Insurance Co. of North America	A+	150.2	145.9
St. Paul	Travelers Indemnity Co.	A+	114.8	96.8
Everest	Everest Reinsurance Co.	A+	112.4	106.0
Arch Capital	Arch Reinsurance Ltd.	A-	108.6	22.6
Chubb	Federal Insurance Co.	A++	102.5	65.4
Great West Life	London Life & General Re	A	102.0	0.2
Global Re	Global International Reinsurance Co.	NR	97.2	42.3
PartnerRe	Partner Reinsurance Co. of US	A+	95.9	69.4
White Mountains	Folksamerica Reinsurance Co.	A	92.2	64.2
CNA	Continental Casualty	A	77.0	68.5
XL	XL Reinsurance America Inc.	A+	75.5	61.3
SCOR	SCOR Canada Reinsurance Co.	B++	74.4	67.1
Sompo	Sompo Japan Insurance Inc.	A+	57.0	48.5
Hartford	New England Re	A+	55.8	54.1
Aioi	Aioi Insurance Co. Ltd.	A	54.8	45.0
Converium	Converium Reins. North America Inc.	B–	50.2	27.6
Zurich Re	Zurich Specialties London Ltd.	NR	40.4	23.8
Allstate	Allstate Insurance Co.	A+	37.1	37.1
Platinum Underwriters	Platinum Underwriters Reinsurance Co.	A	36.0	24.3
IPC	IPC Re	A	33.8	–
Manulife	Manufacturers P&C Barbados	NR	32.6	17.2
Inter-Ocean	Inter-Ocean Reinsurance Co. Ltd.	NR	32.5	–
QBE	QBE Reinsurance Corp.	A	32.1	19.4
Liberty Mutual	Liberty Mutual Insurance Co.	A	31.9	30.8
Glacier	Glacier Re AG	A–	31.7	–
American Financial	Great American Assurance Co.	A	30.5	30.5
FM Global	Factory Mutual Insurance Co.	A+	26.6	26.6
PMA	PMA Capital Insurance Co.	B+	26.4	23.9
Allianz	Allianz Cornhill Insurance PLC	A+	25.8	21.9
Axis	Axis Reinsurance Co.	A	24.4	18.9
Duke’s Place	Seaton Insurance Co.	NR	23.4	22.6
RBC	Royal Bank of Canada Insurance	A	21.6	0.2
KKR	Alea North America Insurance	NR	21.2	20.4
WR Berkley	Berkley Insurance Co.	A	20.7	19.6
PXRE	PXRE Reinsurance Co.	B+	19.8	7.2
Toa Re	Toa Reinsurance Co. America	A	19.3	16.9
CCR	Caisse Centrale de Reassurance	A+	18.8	14.3
Wustenrot	Wurttembergische Versicherung	NR	18.0	16.1
Tawa	CX Reinsurance	NR	18.0	14.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

		A.M. Best
		Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
Group	Principal Reinsurer	equivalent)(1)	Recoverable(2)	Recoverable(3)
Aon	Aon Indemnity(5)	B+	17.3	17.3
Other reinsurers			1,128.4	1,009.6

Total reinsurance recoverable			8,088.2	5,514.5
Provisions for uncollectible reinsurance			432.5	432.5

Total reinsurance recoverable after provisions for uncollectible reinsurance			7,655.7	5,082.0

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group)

(2)	Before specific provisions for uncollectible reinsurance

(3)	Net of outstanding balances for which security is held, but before specific provisions for uncollectible reinsurance

(4)	Aegon is rated A+ by S&P; ARC Re is not rated

(5)	Indemnitor; rating is S&P credit rating of group
The decrease in the provisions for uncollectible reinsurance from those provisions at December 31, 2004 relate principally to the release of excess general provisions due to reduced net unsecured exposure (especially for B++ and lower or not rated reinsurers) and better than expected collections.
The following table shows the classification of the $7,655.7 gross reinsurance recoverable shown above by credit rating of the responsible reinsurers. Pools & associations, shown separately, are generally government or similar insurance funds carrying very little credit risk.

Consolidated Reinsurance Recoverables

			Outstanding	Specific
			Balances	Provisions	Net
	A.M. Best	Gross	for which	for	Unsecured
	Rating	Reinsurance	Security	Uncollectible	Reinsurance
	(or S&P	Recoverable	is Held	Reinsurance	Recoverable
	equivalent)
	A++	408.7	78.8	0.3	329.6
	A+	3,383.0	1,055.8	7.8	2,319.4
	A	2,410.7	834.2	6.9	1,569.6
	A–	278.6	163.0	2.0	113.6
	B++	165.5	30.5	0.4	134.6
	B+	86.0	17.6	0.2	68.2
	B	71.5	10.7	3.2	57.6
	Lower than B	134.3	5.3	90.5	38.5
	Not rated	1,013.3	371.6	266.3	375.4
	Pools & associations	136.6	6.1	–	130.5

		8,088.2	2,573.6	377.6	5,137.0
Provisions for uncollectible reinsurance
– specific		377.6
– general		54.9

Net reinsurance recoverable		7,655.7

To support gross reinsurance recoverable balances, Fairfax has the benefit of letters of credit, trust funds or offsetting balances payable totalling $2,573.6 as follows:
     for reinsurers rated A– or better, Fairfax has security of $2,131.8 against outstanding reinsurance recoverable of $6,481.0;
     for reinsurers rated B++ or lower, Fairfax has security of $64.1 against outstanding reinsurance recoverable of $457.3; and
     for unrated reinsurers, Fairfax has security of $371.6 against outstanding reinsurance recoverable of $1,013.3.
Lloyd’s is also required to maintain funds in Canada and the United States which are monitored by the applicable regulatory authorities.
As shown above, excluding pools & associations, Fairfax has gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $1,470.6 (as compared to $2,327.7 at December 31, 2004), for which it holds security of $435.7 and has an aggregate provision for uncollectible reinsurance of $415.5 (40.1% of the net exposure prior to such provision, as compared to 36.6% in 2004), leaving a net exposure of $619.4 (as compared to $883.4 in 2004).
The two following tables break out the consolidated reinsurance recoverables for operating companies and runoff operations. As shown in those tables, approximately 50% of the consolidated reinsurance recoverables relate to runoff operations.
         Reinsurance Recoverables – Operating Companies

			Outstanding	Specific
	A.M. Best		Balances	Provisions	Net
	Rating	Gross	for which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	274.8	77.0	0.3	197.5
	A+	1,419.6	449.7	4.7	965.2
	A	1,515.5	741.8	2.6	771.1
	A-	229.4	160.8	–	68.6
	B++	94.5	21.7	0.1	72.7
	B+	30.5	15.8	–	14.7
	B	44.2	10.7	1.9	31.6
	Lower than B	31.5	3.3	6.1	22.1
	Not rated	247.7	77.3	47.0	123.4
	Pools & associations	30.2	6.1	–	24.1

		3,917.9	1,564.2	62.7	2,291.0
Provisions for uncollectible reinsurance
– specific		62.7
– general		16.1

Net reinsurance recoverable		3,839.1

As shown above, excluding pools & associations, Fairfax’s insurance and reinsurance operations have gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $448.4, for which they hold security of $128.8 and have an

FAIRFAX FINANCIAL HOLDINGS LIMITED

aggregate provision for uncollectible reinsurance of $71.2 (22.3% of the net exposure prior to such provision), leaving a net exposure of $248.4.
         Reinsurance Recoverables — Runoff Operations

			Outstanding	Specific
	A.M. Best		Balances	Provisions	Net
	Rating	Gross	for which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	133.9	1.8	–	132.1
	A+	1,963.4	606.1	3.1	1,354.2
	A	895.2	92.4	4.3	798.5
	A-	49.2	2.2	2.0	45.0
	B++	71.0	8.8	0.3	61.9
	B+	55.5	1.8	0.2	53.5
	B	27.3	–	1.3	26.0
	Lower than B	102.8	2.0	84.4	16.4
	Not rated	765.6	294.3	219.3	252.0
	Pools & associations	106.4	–	–	106.4

		4,170.3	1,009.4	314.9	2,846.0
Provisions for uncollectible reinsurance
– specific		314.9
– general		38.8

Net reinsurance recoverable		3,816.6

As shown above, excluding pools & associations, Fairfax’s runoff operations have gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $1,022.2, for which they hold security of $306.9 and have an aggregate provision for uncollectible reinsurance of $344.3 (48.1% of the net exposure prior to such provision), leaving a net exposure of $371.0.
Based on the above analysis and on the work done by RiverStone as described in the next paragraph, Fairfax believes that its provision for uncollectible reinsurance provides for all likely losses arising from uncollectible reinsurance at December 31, 2005.
RiverStone, with its dedicated specialized personnel in this area, is responsible for the following with respect to recoverables from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.
For the last three years, Fairfax has had reinsurance bad debts of $51.1 for 2005, $62.8 for 2004 and $15.1 for 2003.
Float
Fairfax’s float is the sum of its loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. This float arises because an insurance or reinsurance business receives premiums in advance of the payment of claims.

The table below shows the float that Fairfax’s insurance and reinsurance operations have generated and the cost of that float. As the table shows, the average float increased 23.2% in 2005 to $6.6 billion, but at a cost of 5.0% due to the unprecedented hurricane activity.

					Average long
			Benefit		term Canada
	Underwriting		(Cost)		treasury bond
Year	profit (loss)	Average float	of float		yield
1986	2.5	21.6	11.6%		9.6%
through
2001	(627.1)	4,719.1	(13.3%	)	5.8%
2002	(31.9)	4,402.0	(0.7%	)	5.7%
2003	95.1	4,443.2	2.1%		5.4%
2004	134.8	5,371.4	2.5%		5.2%
2005	(333.9)	6,615.7	(5.0%	)	4.4%
Weighted average since inception			(4.5%	)	5.7%
Fairfax weighted average financing differential since inception: 1.2%
The table below shows the breakdown of total year-end float for the past five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total
2001	384.0	2,677.4	–	1,548.9	4,610.3	1,201.9	5,812.2
2002	811.7	1,552.6	59.2	1,770.2	4,193.7	1,781.8	5,975.5
2003	1,021.1	1,546.9	88.0	2,036.7	4,692.7	1,905.4	6,598.1
2004	1,404.2	1,657.1	119.7	2,869.0	6,050.0	1,371.0	7,421.0
2005	1,461.8	1,884.9	120.2	3,714.4	7,181.3	1,575.3	8,756.6
In 2005, the Canadian insurance float increased by 4.1% (at no cost), the U.S. insurance float increased by 13.7% (at a cost of 0.5%), the Asian insurance float remained constant (at no cost) and the reinsurance float increased by 29.5% (at a cost of 12.1%). The runoff float increased by 14.9%, due primarily to the receipt of funds on commutations. Taking all these components together, total float increased by 18.0% to $8.8 billion at the end of 2005.
Insurance Environment
The property and casualty insurance and reinsurance industry continues to report reasonable core underwriting income, excluding the significant hurricane activity in the past two years. Insurers have benefited from the compounded annual rate increases that began in 2002. Combined ratios in 2005 for Canada, for U.S. commercial lines and for U.S. reinsurers are expected to be approximately 93.4%, 102.5% and 138.5%, respectively. Excluding catastrophes, U.S. commercial lines’ and U.S. reinsurers’ combined ratios are expected to be approximately 96.6% and 101.2%, respectively. Rates began to decline in 2004 and 2005, but the unprecedented 2005 hurricane losses have stabilized rates in general, with catastrophe exposed property rates increasing sharply.
SEC Subpoenas
On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any non-traditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the

FAIRFAX FINANCIAL HOLDINGS LIMITED

compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any non-traditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.
The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite insurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to the restatement by OdysseyRe referred to on page 68. That review also led to some changes in accounting for certain contracts at nSpire Re which were immaterial at the consolidated Fairfax level. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.
The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.
These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries, or the ultimate effect on its business, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.
Investments
The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies.

Interest and dividend income in Fairfax’s first year and for the past seven years (the period since Fairfax’s last significant acquisition) is shown in the following table.

			Interest and Dividend Income

	Average		Pre-Tax			After Tax
	Investments at
	Carrying Value		Amount	Yield	Per Share	Amount	Yield	Per Share
				(%)			(%)
1986	46.3		3.4	7.34	0.70	1.8	3.89	0.38
↕
1999	10,020.3		532.7	5.32	39.96	348.0	3.47	26.10
2000	11,291.5		534.0	4.73	40.54	377.6	3.34	28.66
2001	10,264.3		436.9	4.26	33.00	297.1	2.89	22.44
2002	10,377.9		436.1	4.20	30.53	292.2	2.82	20.46
2003	11,527.5		331.9	2.88	23.78	215.8	1.87	15.46
2004	12,955.8	(1)	375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5	(1)	466.1	3.30	28.34	303.0	2.14	18.42

(1)	Excludes $700.3 (2004 – $539.5) of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.
Funds withheld payable to reinsurers shown on the consolidated balance sheet ($1,054.4 in 2005) represents premiums and accumulated accrued interest (at an average interest crediting rate of approximately 7% per annum) on aggregate stop loss reinsurance treaties, principally relating to the Swiss Re Cover ($564.2), Crum & Forster ($277.9) and OdysseyRe ($166.7). In 2005, $79.6 of interest expense accrued to reinsurers on these funds withheld; the company’s total interest and dividend income of $466.1 in 2005 was net of this interest expense. Claims payable under such treaties are paid first out of the funds withheld balances.
Interest and dividend income increased in 2005 primarily due to higher short term interest rates and increased investment portfolios reflecting positive cash flow at the operating companies, partially offset by the company’s share of Advent’s hurricane-affected loss. The gross portfolio yield, before interest on funds withheld of $79.6, was 3.86% for 2005 compared to the 2004 gross portfolio yield, before interest on funds withheld of $94.5, of 3.63%. The pre-tax and after tax interest and dividend income yields in 2005 were not much above the low levels of the two prior years, reflecting continuing low interest rates and the company’s positioning of its bond portfolios. Since 1985, pre-tax interest and dividend income per share has compounded at rate of 21.5% per year.
Investments (including at the holding company) in Fairfax’s first year and since 1999, at their year-end carrying values, are shown in the following table.

	Cash and
	Short Term			Preferred	Common	Real
	Investments		Bonds	Stocks	Stocks	Estate	Total		Per Share
1985	6.4		14.1	1.0	2.5	–	24.0		4.80
↕
1999	1,766.9		9,165.9	92.3	1,209.0	55.6	12,289.7		915.35
2000	1,663.0		7,825.5	46.7	813.6	50.9	10,399.6		793.81
2001	1,931.3		7,357.3	79.4	811.7	49.1	10,228.8		712.76
2002	2,033.2		7,390.6	160.1	992.1	20.5	10,596.5		753.90
2003	6,120.8		4,705.2	142.3	1,510.7	12.2	12,491.2		901.35
2004	4,075.0	(1)	7,260.9	135.8	1,960.9	28.0	13,460.6	(1)	840.80	(1)
2005	4,385.0	(1)	8,127.4	15.8	2,324.0	17.2	14,869.4	(1)	835.11	(1)

(1)	Excludes $700.3 (2004 – $539.5) of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Total investments increased at year-end 2005 due to strong operating cash flows at Northbridge and OdysseyRe, partially offset by negative cash flow at the runoff operations. Total investments per share decreased slightly as a result of the $300 equity issue in October 2005. Since 1985, investments per share have compounded at a rate of 29.4% per year.
Management performs its own fundamental analysis of each proposed investment, and subsequent to investing, reviews at least quarterly the carrying value of each investment whose market value has been consistently below its carrying value for some time, to assess whether a provision for other than temporary decline is appropriate. In making this assessment, careful analysis is made comparing the intrinsic value of the investment as initially assessed to the current intrinsic value based on current outlook and all other relevant investment criteria. Other considerations in this assessment include the length of time the investment has been held, the size of the difference between carrying value and market value and the company’s intent with respect to continuing to hold the investment.
Various investments are pledged by the company’s subsidiaries in the ordinary course of carrying on their business. These pledges are referred to in note 5 to the consolidated financial statements and are explained in more detail in the second paragraph of Provision for Claims on page 81. As noted there, these pledges do not involve any cross-collateralization by one group company of another group company’s obligations.
The breakdown of the bond portfolio as at December 31, 2005 was as follows (where S&P or Moody’s credit ratings are available, the higher one is used if they differ):

Credit	Carrying	Market	Unrealized
Rating	Value	Value	Gain (Loss)
AAA	6,163.3	6,016.6	(146.7)
AA	999.8	1,080.9	81.1
A	9.7	12.2	2.5
BBB	147.4	151.7	4.3
BB	175.6	189.9	14.3
B	25.1	24.2	(0.9)
Lower than B and unrated	474.0	430.4	(43.6)
Credit default swaps	113.4	113.4	–
Put bond warrants	19.1	19.1	–

Total	8,127.4	8,038.4	(89.0)

90.0% of the fixed income portfolio at carrying value is rated investment grade, with 88.1% (primarily consisting of government obligations) being rated AA or better.
The company has invested approximately $250 in 5-year to 10-year credit default swaps on a number of companies, primarily financial institutions, to provide protection against systemic financial risk arising from financial difficulties these entities could experience in a more difficult financial environment.
         Interest Rate Risk
The company’s fixed income securities portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income securities portfolios fall and vice versa.

The table below displays the potential impact of market value fluctuations on the fixed income securities portfolio as at December 31, 2005 and December 31, 2004, based on parallel 200 basis point shifts in interest rates up and down, in 100 basis point increments. This analysis was performed by individual security.

	As at December 31, 2005			As at December 31, 2004

	Fair			Fair
	Value of			Value of
	Fixed			Fixed
	Income	Hypothetical	Hypothetical	Income	Hypothetical	Hypothetical
Change in Interest Rates	Portfolio	$ Change	% Change	Portfolio	$ Change	% Change
200 basis point rise	6,583.4	(1,455.0)	(18.1)	6,016.5	(1,276.2)	(17.5%	)
100 basis point rise	7,242.6	(795.8)	(9.9)	6,585.3	(707.4)	(9.7%	)
No change	8,038.4	–	–	7,292.7	–	–
100 basis point decline	9,099.5	1,061.1	13.2	8,218.9	926.2	12.7%
200 basis point decline	10,361.5	2,323.1	28.9	9,261.7	1,969.0	27.0%
The preceding table indicates an asymmetric market value response to equivalent basis point shifts up and down in interest rates. This partly reflects exposure to fixed income securities containing a put feature. In total these securities represent approximately 15.2% and 9.4% of the fair market value of the total fixed income portfolio as at December 31, 2005 and December 31, 2004, respectively. The asymmetric market value response reflects the company’s ability to put these bonds back to the issuer for early redemption in a rising interest rate environment (thereby limiting market value loss) or to hold these bonds to their longer full maturity dates in a declining interest rate environment (thereby maximizing the benefit of higher market values in that environment). The company also has options to purchase long term bonds with a notional par value of $270.1, which would allow it to benefit from declining interest rates.
Disclosure about Limitations of Interest Rate Sensitivity Analysis
Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.
Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.
         Return on the Investment Portfolio
The following table shows the performance of the investment portfolio in Fairfax’s first year and for the past seven years (the period since Fairfax’s last significant acquisition). The total

FAIRFAX FINANCIAL HOLDINGS LIMITED

return includes all interest and dividend income, gains (losses) on the disposal of securities and the change in the unrealized gains (losses) during the year.

										Realized Gains
				Realized
	Average		Interest	Gains		Change in						% of
	Investments		and	(Losses)		Unrealized	Total Return			% of		Interest and
	at Carrying		Dividends	after		Gains	on Average			Average		Dividends and
	Value		Earned	Provisions		(Losses)	Investments			Investments		Realized Gains
								(%)		(%)		(%)
1986	46.3		3.4	0.7		(0.2)	3.9	8.4		1.5		17.1
↕
1999	10,020.3		532.7	63.8		(871.4)	(274.9)	(2.7)		0.6		10.7
2000	11,291.5		534.0	259.1		584.1	1,377.2	12.2		2.3		32.7
2001	10,264.3		436.9	121.0		194.0	751.9	7.3		1.2		21.7
2002	10,377.9		436.1	465.0		263.2	1,164.3	11.2		4.5		51.6
2003	11,527.5		331.9	826.1		142.4	1,300.4	11.3		7.2		71.3
2004	12,955.8	(1)	375.7	300.5	(2)	165.6	841.8	6.5		2.3		44.4
2005	14,142.4	(1)	466.1	385.7		73.0	924.8	6.5		2.7		45.3

Cumulative from inception			3,925.3	3,098.4				9.4%	(3)	3.8%	(3)	44.1%

(1)	Excludes $700.3 (2004 – $539.5) of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.

(2)	Excludes the $40.1 realized gain on the secondary offering of Northbridge and the $27.0 realized loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(3)	Simple average of the total return on average investments, or % of average investments, in each of the 20 years.
Investment gains have been an important component of Fairfax’s net earnings since 1985, amounting to a net aggregate of $3,098.4. The amount has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. Since 1985, net realized gains have averaged 3.8% of Fairfax’s average investment portfolio and have accounted for 44.1% of Fairfax’s combined interest and dividends and net realized gains. At December 31, 2005 the Fairfax investment portfolio had a net unrealized gain of $558.4 (consisting of unrealized losses on bonds of $89.0 offset by unrealized gains on equities and other of $647.4), an increase of $73.0 from net unrealized gains of $485.4 at December 31, 2004.
The company has a long term value-oriented investment philosophy. It continues to expect fluctuations in the stock market.
Capital Resources
At December 31, 2005, total capital, comprising shareholders’ equity and non-controlling (minority) interests, was $3,395.6, compared to $3,381.2 at December 31, 2004.
The following table shows the level of capital as at December 31 for the past five years.

	2005	2004	2003	2002	2001
Non-controlling interests	751.4	579.5	432.0	315.8	648.9
Common shareholders’ equity	2,448.2	2,605.7	2,264.6	1,760.4	1,679.5
Preferred stock	136.6	136.6	136.6	136.6	136.6
Other paid in capital	59.4	59.4	62.7	–	–

	3,395.6	3,381.2	2,895.9	2,212.8	2,465.0

Non-controlling interests increased in 2005 due primarily to the offerings by OdysseyRe of its preferred shares and common shares and the non-controlling interest share of Northbridge’s net earnings for the year, partially offset by the non-controlling interest share of OdysseyRe’s net loss for the year.
Fairfax’s common shareholders’ equity decreased from $2,605.7 at December 31, 2004 to $2,448.2 at December 31, 2005, principally as a result of the net loss for the year (significantly resulting from losses from the unprecedented 2005 hurricanes), partially offset by the issue of $300.0 of common shares. Holding company liquidity remained strong, while holding company debt decreased slightly during 2005 and its maturity profile remained unchanged, with no significant debt maturities until 2012.
The company has issued and repurchased common shares over the last five years as follows:

	Number of	Average
	subordinate	issue/ repurchase	Net proceeds/
Date	voting shares	price per share	(repurchase cost)
2001 – issue of shares	1,250,000	125.52	156.0
2002 – repurchase of shares	(210,200)	79.32	(16.7)
2003 – repurchase of shares	(240,700)	127.13	(30.6)
2004 – issue of shares	2,406,741	124.65	299.7
2004 – repurchase of shares	(215,200)	146.38	(31.5)
2005 – issue of shares	1,843,318	162.75	299.8
2005 – repurchase of shares	(49,800)	148.59	(7.4)
Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.
A common measure of capital adequacy in the property and casualty industry is the premiums to surplus (or common shareholders’ equity) ratio. This is shown for the insurance and reinsurance subsidiaries of Fairfax for the past five years in the following table:

	Net Premiums Written to Surplus
	(Common Shareholders’ Equity)

	2005	2004	2003	2002	2001
Insurance
Northbridge (Canada)	1.1	1.3	1.5	1.5	1.5
Crum & Forster (U.S.)	0.9	0.9	0.8	0.7	0.5
Fairmont (U.S.)(1)	0.9	1.0	1.5	1.1	0.9
Fairfax Asia(2)	0.5	0.6	2.2	2.1	0.4
Reinsurance
OdysseyRe	1.5	1.6	1.7	1.6	1.0

Canadian insurance industry	1.1	1.2	1.6	1.4	1.4
U.S. insurance industry	1.0	1.1	1.2	1.3	1.1

(1)	Fairmont since 2003, only Ranger for prior years.

(2)	Fairfax Asia in 2004, only Falcon for prior years.
In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2005, Northbridge’s subsidiaries had a weighted average MCT ratio of 237% of the minimum statutory capital required, compared to 227% at December 31, 2004, well in excess of the 150% minimum supervisory target.
In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property

FAIRFAX FINANCIAL HOLDINGS LIMITED

and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. At December 31, 2005, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 3.8 times the authorized control level, except for TIG (2.1 times). As part of the TIG reorganization described on page 70, Fairfax has guaranteed that TIG will have capital and surplus of at least two times the authorized control level at each year-end.
Fairfax and its insurance and reinsurance subsidiaries are rated as follows by the respective rating agencies:

Standard
	A.M. Best	& Poor’s	Moody’s	DBRS
Fairfax	bb+	BB	Ba3	BB (high)
Commonwealth	A–	BBB	–	–
Crum & Forster	A–	BBB	Baa3	–

Falcon	–	A–	–	–
Federated	A–	BBB	–	–
Lombard	A–	BBB	–	–

Markel	A–	BBB	–	–
OdysseyRe	A	A–	A3	–
Liquidity
The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due.
The company believes that its cash position alone provides adequate liquidity to meet all of the company’s obligations in 2006. Besides this cash, the holding company expects to continue to receive management fees, investment income on its holdings of cash, short term investments and marketable securities, tax sharing payments and dividends from its insurance and reinsurance subsidiaries. Tax sharing payments received in 2006 may decline somewhat as a result of the 2005 hurricane losses. For 2006, the holding company’s obligations (other than interest and overhead expenses) consist of repayment of the $60.6 of senior notes maturing in March and the continuing obligation to fund negative cash flow at the company’s European runoff operations (anticipated to be between $150 and $200 in 2006, prior to any management actions which would improve that cash flow and prior to the ultimate cash flow implications of the collateral substitution described in the next sentence). In connection with the restatement of the Skandia reinsurance contract referred to on page 68, in March 2006, nSpire Re replaced $78 of letters of credit with cash funding to OdysseyRe which required approximately $16 of additional funding from Fairfax in the first quarter of 2006.
Compliance with Corporate Governance Rules
Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and the New York Stock Exchange (the “NYSE”). It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein. In the context of its listing on the NYSE, Fairfax also substantially complies with the corporate governance standards prescribed by the NYSE even though, as a “foreign private issuer”, it is not required to comply with most of those standards. The only significant difference between Fairfax’s corporate governance practices and the standards prescribed by the NYSE relates to shareholder approval of the company’s equity compensation plans, which would be required by NYSE standards but is not required under applicable Canadian rules as the plans involve only outstanding shares purchased in the market and do not involve newly issued securities.
In 2005 Fairfax’s Board of directors, in consultation with outside experts retained by the Board, reviewed the company’s corporate governance practices and took a number of initiatives intended to retain and enhance its existing principles and practices. The Board formally adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established a Governance and Nominating Committee and a Compensation Committee (in addition to the previously established Audit Committee), approved written charters for all of its committees and approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company. The company continues to monitor developments in the area of corporate governance as well as its own procedures.
Contractual Obligations
The following table provides a payment schedule of current and future obligations as at December 31, 2005:

		Less than			More than
	Total	1 year	1 – 3 years	3 – 5 years	5 years
Net claims liability	9,362.2	3,047.0	3,422.0	1,637.1	1,256.1
Long term debt obligations – principal	2,234.6	100.6	213.2	114.4	1,806.4
Long term debt obligations – interest	1,459.8	152.4	288.3	266.8	752.3
Operating leases – obligations	393.7	72.0	112.2	67.9	141.6
Other long term liabilities – principal	244.5	3.7	8.4	10.0	222.4
Other long term liabilities – interest	273.5	21.1	41.2	39.6	171.6

	13,968.3	3,396.8	4,085.3	2,135.8	4,350.4

For further detail on Fairfax’s net claims liability, long term debt principal and interest payments, operating lease payments and other long term liability payments, please see notes 6, 7, 15, and 7 and 18, respectively, of the company’s consolidated financial statements.
The company manages its debt levels based on the following financial measurements and ratios:

	2005	2004	2003	2002	2001
Cash, short term investments and marketable securities	559.0	566.8	410.2	327.7	519.1
Holding company debt	1,365.3	1,422.9	1,307.1	1,206.0	1,337.2
Subsidiary debt	933.2	862.2	783.8	303.2	150.0
Purchase consideration payable	192.1	195.2	200.6	205.5	–
RHINOS due February 2003	–	–	–	136.0	136.0
Trust preferred securities of subsidiaries	52.4	52.4	79.8	79.8	90.0

Total debt	2,543.0	2,532.7	2,371.3	1,930.5	1,713.2
Net debt	1,984.0	1,965.9	1,961.1	1,602.8	1,194.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2005	2004	2003	2002	2001
Common shareholders’ equity	2,507.6	2,665.1	2,327.3	1,760.4	1,679.5
Preferred equity	136.6	136.6	136.6	136.6	136.6
Non-controlling interests	751.4	579.5	432.0	315.8	648.9

Total equity and non-controlling interests	3,395.6	3,381.2	2,895.9	2,212.8	2,465.0

Net debt/total capital	36.9%	36.8%	40.4%	42.0%	32.6%
Total debt/total capital	42.8%	42.8%	45.0%	46.6%	41.0%
Interest coverage	N/A	2.6x	4.5x	5.1x	N/A
At December 31, 2005, Fairfax had $559.0 of cash, short term investments and marketable securities at the holding company level. Net debt increased to $1,984.0 at December 31, 2005 from $1,965.9 at December 31, 2004, and the net debt to equity and net debt to total capital ratios increased slightly, due to the net loss for the year and the $125.0 of additional long term debt issued by OdysseyRe during the second quarter, offset somewhat by the proceeds received on an offering by the company of its subordinate voting shares, offerings by OdysseyRe of preferred shares and common shares (which increased the OdysseyRe non-controlling interest), and the repayment of the TIG senior notes upon maturity, and other opportunistic debt repurchases made, during 2005.
Management’s Evaluation of Disclosure Controls and Procedures (Restated)
As discussed in note 2 to the audited consolidated financial statements, the company has restated its consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures. The restatement of the company’s consolidated financial statements followed an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the company’s $1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary (the “Swiss Re Cover”). That review identified an overstatement of the consolidated net assets of the company and errors in accounting for the periodic consolidated earnings statements. The effects of the restatement are reflected in the company’s consolidated financial statements and accompanying notes included herein. In connection with this restatement, the company’s management identified material weaknesses in its internal control over financial reporting.
Under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we conducted an evaluation of the effectiveness of our disclosure controls and procedures as required by Canadian securities legislation as of December 31, 2005. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in the reports we file or submit under the securities legislation is recorded, processed, summarized, and reported on a timely basis and that such information is accumulated and reported to management, including our CEO and CFO, as appropriate, to allow timely disclosures regarding required disclosures.
At the time of the filing of the Annual Report on Form 40-F for the year ended December 31, 2005, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2005. Subsequent to that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2005 because of the material weaknesses discussed below. Based upon the substantial work performed during the restatement process, the company’s management has concluded that the financial statements included herein fairly present in all material respects the company’s financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.

Management’s Report on Internal Control over Financial Reporting (Restated)
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.
A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2005, the following material weaknesses have been identified and included in management’s assessment:

1.	The company did not maintain an appropriate accounting and financial reporting organizational structure and a sufficient complement of accounting personnel to support the activities of the company. Specifically, lines of communication between our operations and accounting and finance personnel and subsidiaries were not adequate to raise issues to the appropriate level of accounting personnel. Further, the company did not maintain personnel with an appropriate level of accounting knowledge, experience and training to support the size and complexity of the organization and its financial reporting requirements. This control deficiency resulted in the restatement of the company’s consolidated financial statements for the years ended December 31, 2001 through 2005 and related disclosures. This control deficiency contributed to each of the material weaknesses discussed in 2 through 4 below.

2.	The company did not maintain effective controls over the completeness and accuracy of period-end financial reporting and period-end close processes at the Fairfax head office consolidation level. Specifically, the company did not maintain effective review and monitoring processes and documentation relating to the (i) recording of recurring and non-recurring journal entries, (ii) recording of intercompany and related company eliminations and reconciliations and (iii) translation of foreign currency transactions and subsidiary company results. This control deficiency resulted in the restatement of the company’s consolidated financial statements for the years ended December 31, 2001 through 2005 and related disclosures to correct significant accounts and disclosures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

3.	The company did not maintain effective controls over the accounting for certain derivative instruments in accordance with FAS 133. Specifically, the company did not maintain appropriate controls over the processes to account for convertible bond securities and to identify embedded derivatives in other fixed income securities in accordance with US GAAP. This control deficiency resulted in the restatement of the company’s US GAAP net earnings (loss) with an offsetting amount in other comprehensive income for each of the three years ended December 31, 2005.

4.	The company did not maintain effective controls over the completeness and accuracy of the calculation and review of income taxes, including the determination of income taxes payable, future income tax assets and liabilities and the related income tax provision including the impact on US GAAP information. Specifically, the company did not maintain appropriate controls over tax effecting certain permanent differences, temporary differences and US GAAP differences. This control deficiency resulted in the restatement of the company’s consolidated financial statements for the years ended December 31, 2001 through 2005 and related disclosures.
Each of the control deficiencies described in 1 to 4 above could result in misstatements of any of the company’s financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
Accordingly, management has determined that each of the control deficiencies constitutes a material weakness.
In Management’s Report on Internal Control over Financial Reporting included in our original Annual Report on Form 40-F for the year ended December 31, 2005, our management, including our CEO and CFO, concluded that we maintained effective internal control over financial reporting as of December 31, 2005. Our CEO and CFO have subsequently concluded that the material weaknesses described above existed as of December 31, 2005. As a result, they now have concluded that we did not maintain effective internal control over financial reporting as of December 31, 2005, based on the criteria in Internal Control-Integrated Framework issued by the COSO. Accordingly, management has restated its report on internal control over financial reporting.
Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2005, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.
Remediation Activities
To address the material weaknesses, management will implement a remediation plan which will supplement the existing controls of the company. Detailed action plans will be developed by December 31, 2006 in all areas where material weaknesses have been identified. The remediation plan will address the following elements:
Financial Reporting Organizational Structure and Personnel

•	Hire additional accounting personnel at head office and subsidiaries with the requisite training, skills and experience appropriate to their job requirements and the complexity of the organization.

•	Increase frequency of communication between head office accounting and finance staff and subsidiaries to discuss relevant issues including stressing the importance of controls.

•	Improve procedures to test and evaluate key controls at head office by having internal audit review the processes on a rotational basis.

•	Conduct regular meetings to monitor the progress of the remediation efforts and communicate progress to the Audit Committee.
Head Office Consolidation Controls

•	Establish a working group to evaluate and identify root causes of the control deficiencies in this area and then develop detailed policies and procedures.

•	Strengthen procedures over the reconciliation of the translation adjustment account.

•	Enhance the documentation, review and sign-off procedures for recurring and non-recurring consolidation journal entries.

•	Improve procedures designed to reconcile intercompany differences in a timely manner through increased collaboration with subsidiaries.
Investment Accounting US GAAP

•	Increase the coordination and understanding of accounting personnel of key investment transactions through proactive and timely discussion with subsidiaries.

•	In collaboration with HWIC investment managers, prepare accounting memos as necessary at the inception of each new investment documenting accounting requirements under Canadian GAAP, US GAAP and statutory accounting.
Accounting for Income Taxes

•	Implement mandatory pre-transaction reviews of significant transactions in collaboration with the company’s tax personnel.

•	Improve coordination of the tax and accounting personnel in determination and review of the tax provision for Canadian and US GAAP.
The material weaknesses will be fully remediated when, in the opinion of the company’s management, the revised control processes have been operating for a sufficient period of time to provide reasonable assurance as to their effectiveness. The remediation and ultimate resolution of the company’s material weaknesses will be reviewed by the Audit Committee of the company’s Board of Directors. The company will disclose any further developments arising as a result of its remediation efforts in future filings.
Issues and Risks
The following issues and risks, among others, should also be considered in evaluating the outlook of the company. For a fuller detailing of issues and risks relating to the company, please see Risk Factors in Fairfax’s Supplemental and Base Shelf Prospectus filed on September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.
Claims Reserves
The major risk that all property and casualty insurance and reinsurance companies face is that the provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (e.g. asbestos and pollution) and poor weather. Fairfax’s gross provision for claims was $16,235.1 at December 31, 2005.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Latent Claims
The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods.
Reinsurance Recoverables
Most insurance and reinsurance companies reduce their liability for any individual claim by reinsuring amounts in excess of the maximum they want to retain. This third party reinsurance does not relieve the company of its primary obligation to the insured. Reinsurance recoverables can become an issue mainly due to solvency credit concerns, given the long time period over which claims are paid and the resulting recoveries are received from the reinsurers, or policy disputes. Fairfax had $7,655.7 recoverable from reinsurers as at December 31, 2005.
Catastrophe Exposure
Insurance and reinsurance companies are subject to losses from catastrophes such as earthquakes, hurricanes and windstorms, hailstorms or terrorist attacks, which are unpredictable and can be very significant.
Prices
Prices in the insurance and reinsurance industry are cyclical and can fluctuate quite dramatically. With under-reserving, competitors can price below underlying costs for many years and still survive. The property and casualty insurance and reinsurance industry is highly competitive.
Foreign Exchange
The company has assets, liabilities, revenue and costs that are subject to currency fluctuations. These currency fluctuations have been and can be very significant and can affect the statement of earnings or, through the currency translation account, shareholders’ equity.
Cost of Revenue
Unlike most businesses, the insurance and reinsurance business can have enormous costs that can significantly exceed the premiums received on the underlying policies. Similar to short selling in the stock market (selling shares not owned), there is no limit to the losses that can arise from most insurance policies, even though most contracts have policy limits.
Regulation
Insurance and reinsurance companies are regulated businesses which means that except as permitted by applicable regulation, Fairfax does not have access to its insurance and reinsurance subsidiaries’ net income and shareholders’ capital without the requisite approval of applicable insurance regulatory authorities.
Taxation
Realization of the company’s future income taxes asset is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and other timing differences exist. The major component of the company’s future income taxes asset of $1,118.8 at

December 31, 2005 is $897.6 relating to the company’s U.S. consolidated tax group. Failure to achieve projected levels of profitability in the U.S. could lead to a writedown in this future income taxes asset if the expected recovery period for capitalized loss carryforwards becomes longer than anticipated.
Bond and Common Stock Holdings
The company has bonds and common stocks in its portfolio. The market value of bonds fluctuates with changes in interest rates and credit outlook. The market value of common stocks is exposed to fluctuations in the stock market.
Goodwill
Most of the goodwill on the balance sheet comes from Cunningham Lindsey, particularly its U.K. operations. Continued profitability is essential for there to be no impairment in the carrying value of the goodwill.
Ratings
The company has claims paying and debt ratings by the major rating agencies in North America. As financial stability is very important to its customers, the company is vulnerable to downgrades by the rating agencies.
Holding Company
Being a small holding company, Fairfax is very dependent on strong operating management, which makes it vulnerable to management turnover.
Financial Strength
Fairfax strives to be soundly financed. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected.
Cost of Reinsurance and Adequate Protection
The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from the policies they offer. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.
Information Requests or Proceedings by Government Authorities
On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any non-traditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any non-traditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New

FAIRFAX FINANCIAL HOLDINGS LIMITED

York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.
The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite insurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to the restatement by OdysseyRe referred to on page 69. That review also led to some changes in accounting for certain contracts at nSpire Re which were immaterial at the consolidated Fairfax level. The Company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.
The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.
These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries, or the ultimate effect on its business, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.
Critical Accounting Estimates and Judgments
In the preparation of the company’s consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below.
Provision for Claims
For Fairfax’s reinsurance subsidiaries, provisions for claims are established based on reports and individual case estimates provided by the ceding companies. For Fairfax’s subsidiaries that write direct insurance, provisions for claims are based on the case method as they are reported. Case estimates are reviewed on a regular basis and are updated as new information is received. An additional provision over and above those provisions established under the case method is established for claims incurred but not yet reported, potential future development on known claims and closed claims that may reopen (IBNR reserves). The actuaries establish the IBNR reserves based on estimates derived from reasonable assumptions and appropriate actuarial methods. Typically, actuarial methods use historical experience to project the future; therefore the actuary must use judgment and take into consideration potential changes, such as changes in the underlying book of business, in law and in cost factors.
In order to ensure that the estimated consolidated provision for claims included in the company’s financial statements is adequate, the provisions at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the chief actuary at Fairfax’s head office, and one or more independent actuaries, including an independent valuation actuary whose report appears in each Annual Report.
Provision for Uncollectible Reinsurance Recoverables
Fairfax establishes provisions for uncollectible reinsurance recoverables on a centralized basis, which are based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available.
Provision for Other than Temporary Impairment in the Value of Investments
Fairfax reviews its investments on a quarterly basis and focuses its attention on investments for which the fair value has been at least 20% below cost for six months and on investments which have experienced sharp declines in the market based on critical events, even if those investments have been below cost for less than a six month period. In considering whether or not an impairment is other than temporary, the company assesses the underlying intrinsic value of the investment as of the review date as compared to the date of the original investment and considers the impact of any changes in the underlying fundamentals of the investment. The company also considers the issuer’s financial strength and health, the company’s ability and intent to hold the security to maturity for fixed income investments, the issuer’s performance as compared to its competitors, industry averages, views published by third party analysts and the company’s expectations for recovery in value in a reasonable time frame. Provisions are reviewed on a regular basis and, if appropriate, are increased if additional negative information becomes available; these provisions are only released on the sale of the security.
Valuation Allowance for Recovery of Future Income Taxes
In determining the need for a valuation allowance (which is based on management’s best estimate) for the recovery of future income taxes, management considers primarily current and expected profitability of the companies and their ability to utilize the losses fully within the next few years. Fairfax reviews the recoverability of its future income taxes asset and the valuation allowance on a quarterly basis, taking into consideration the underlying operation’s performance as compared to plan, the outlook for the business going forward, changes to tax law, the ability of the company to refresh tax losses and the expiry date of the tax losses.
Assessment of Goodwill for Potential Impairment
Goodwill on the company’s balance sheet arises primarily from Cunningham Lindsey and is subject to impairment tests annually or when significant changes in operating expectations occur. Management estimates the fair value of each of the company’s operations using

FAIRFAX FINANCIAL HOLDINGS LIMITED

discounted expected future cash flows, which requires the making of a number of estimates, including estimates about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The discounted cash flows supporting the goodwill in the reporting unit are compared to its book value. If the discounted cash flows supporting the goodwill in the reporting unit are less than its book value, a goodwill impairment loss is recognized equal to the excess of the book value of the goodwill over the fair value of the goodwill. Given the variability of the future-oriented financial information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates to enable management to conclude whether or not the goodwill balance has been impaired. As at December 31, 2005, goodwill in the amount of $133.7 arose from Cunningham Lindsey’s U.K. operations; this goodwill is sensitive to changes in future profitability as well as to the discount rates used in the assessment.
Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such factors include, but are not limited to: a reduction in net income if the reserves of the company’s subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks these subsidiaries insure that are higher or lower than expected; the lowering or loss of one of these subsidiaries’ financial or claims paying ability ratings; an inability to realize the company’s investment objectives; exposure to credit risk in the event the company’s subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for these subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect these subsidiaries; an inability to obtain required levels of capital; an inability to access cash of the company’s subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described on pages 118 to 121 and in Fairfax’s Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed on September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.
Quarterly Data (unaudited)
Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2005
Revenue	1,480.1	1,513.2	1,547.5	1,359.7	5,900.5
Net earnings (loss)	47.2	22.9	(208.6)	(308.1)	(446.6)
Net earnings (loss) per share	2.80	1.29	(13.19)	(17.51)	(27.75)
Net earnings (loss) per diluted share	2.74	1.29	(13.19)	(17.51)	(27.75)

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2004
Revenue	1,492.8	1,435.5	1,453.1	1,448.3	5,829.7
Net earnings (loss)	50.1	43.2	(4.7)	(35.5)	53.1
Net earnings (loss) per share	3.46	2.97	(0.52)	(2.74)	3.11
Net earnings (loss) per diluted share	3.33	2.88	(0.52)	(2.74)	3.11
2003
Revenue	1,338.8	1,640.2	1,179.1	1,573.1	5,731.2
Net earnings (loss)	97.8	186.4	(6.6)	11.0	288.6
Net earnings (loss) per share	6.74	13.04	(0.71)	0.79	19.98
Net earnings (loss) per diluted share	6.72	13.00	(0.71)	0.79	19.51
Prior to giving effect to the 2005 hurricanes and the 2004 third quarter hurricanes, operating results at the company’s insurance and reinsurance operations have been improving as a result of company efforts and the favourable insurance environment through the first half of 2004, but have also reflected the more difficult insurance environment subsequent to the first half of 2004 (now stabilizing subsequent to the 2005 hurricanes). Apart from reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by commutations or settlements by the runoff group, the occurrence of which is not predictable, and have been (and are expected to continue to be) significantly impacted by realized gains (or losses) on investments, the timing of which is not predictable.
Stock Prices and Share Information
As at August 28, 2006, Fairfax had 16,989,356 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 17,738,126 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.
Below are the Toronto Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2005, 2004 and 2003.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn $)
2005
High	214.78	205.00	218.50	205.29
Low	180.00	158.29	183.00	160.18
Close	180.68	203.05	201.40	168.00
2004
High	250.00	231.10	225.60	214.60
Low	196.00	196.00	150.01	147.71
Close	203.74	227.79	157.00	202.24
2003
High	126.00	220.85	248.55	230.04
Low	57.00	76.00	200.00	185.06
Close	75.00	205.00	210.51	226.11

FAIRFAX FINANCIAL HOLDINGS LIMITED

Below are the New York Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2005, 2004 and 2003.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2005
High	171.12	168.28	179.90	175.00
Low	148.35	126.73	158.00	137.38
Close	149.50	166.00	173.90	143.36
2004
High	187.20	174.15	170.90	177.75
Low	147.57	141.12	116.00	120.50
Close	155.21	170.46	124.85	168.50
2003
High	79.55	162.80	178.50	177.98
Low	46.71	51.50	146.50	141.50
Close	50.95	153.90	156.70	174.51